customer

CARE



“I shop Advance Auto Parts to get the expertise and parts I need to keep my car running smoothly and my family safe.”

Advance Auto Parts
We're ready in Advance.

2005 ANNUAL REPORT

customer CARE






TINK

Tom & Billy

Loaner Tool Program Every weekend my grandson, Billy, and I play around in the garage restoring an old car. It's great for both of us because we are spending time together and I get to teach Billy how to take care of a car. There are so many different repairs in restoration projects—you can't possibly buy every tool you need, but Advance Auto Parts' Loaner Tool program solves that problem for me. They let you borrow the tools you need for free. With the tool kits and great information on Advance's web site, Billy and I are zipping through this restoration and enjoying every minute. □

Miguel

Special Order Center My tuner car is more than just a hobby. I put a lot of time and money into keeping it running great and looking perfect. Sometimes I need high-end parts and stuff that is hard to find. And when I do, I go to Advance. They make ordering so easy and there are thousands of parts I can choose from. I just go to the store, tell them what I need and they order it. If I want to, I can even get parts delivered right to my door. □

Tink

Commercial Program Advance Auto Parts is more than just a supplier for my garage—they are my business partner. Jack, the parts guy at the store, really knows my business and he understands that the faster I get parts, the more service I can get done The delivery drivers are great too. They are fast and friendly. When I call my order in, it's only a short time before the driver pulls in and drops off my parts. For me and my garage, that is the type of service we need—personal, dependable and fast! □





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Judy

FAST, FREE Services I'm no mechanic, but I know when I should check things on my car. I travel a lot, so making sure everything is in good working condition is important for my long trips. Advance Auto Parts offers many free services that keep me traveling safely. Advance's employees have installed my wipers and checked and replaced my battery. And I know if there is another problem or a project I want to try and tackle, they have all the information I need. That's why I love going to Advance. □

Shannon

Store Support Center With thousands of Team Members in the field, it takes tremendous organization to keep up with us! The Advance Auto Parts Store Support Center does a great job of keeping us aware of the latest company news and assisting us with our needs for our daily operations. The Customer Contact Center is always ready with the answers to my questions and is always willing to help. It's great to know I have a strong base that is supporting my store team's hard work each day. □

Barbara & Sam

Name Brand Parts We put a lot of time and consideration into maintaining our car. Without it, we can't get to the grocery store, the doctor's office or visit our grandkids. That's why it's important for us to select quality parts. Brand names that we know and trust give us the peace of mind we need that our car will get us where we need to go. The quality of these parts is worth a lot to us, because we know we can make it to all our family's gatherings—even if it means being on the road for a long stretch, at night or in tough weather. □

letter to our STOCKHOLDERS



At Advance Auto Parts, we know our success hinges upon our ability to give Customers industry-leading service. *That is why the title of this year's annual report is "Customer Care," reflecting our company's focus on answering our Customers' needs, both now and in the future.*

Each day, Customers send us testimonials and thank you letters about their experiences in our stores. We are honored that they take time to let us know we are making progress toward our goal to provide Legendary Service to every Customer, in every store, every day. These compliments motivate us to look for more ways to be "ready in Advance" with the right parts, people and prices.

We have undertaken a number of initiatives at Advance to better serve our Customers. In 2005, we accomplished the following:

Your Executive Team: left to right; Elwyn Murray; Roger Patkin; Dave Mueller; Keith Oreson; Jim Wade; Michael Moore; Paul Klasing; Mike Coppola

▲ Brought more locations to our Customers by adding 231 stores, including 19 stores in greater Boston acquired from Lappen Auto Supply and 61 stores through the acquisition of Autopart International, Inc., ending the year with a total of 2,872 stores in 40 states, Puerto Rico and the Virgin Islands.

▲ Completed remodels of all the former Discount Auto Parts stores in Florida as well as an additional 96 stores to our Advance 2010 store format. Our Customers continue to tell us they love these bright, attractively merchandised stores, and we believe the 2010 format gives Advance a significant competitive advantage that clearly differentiates us in our industry with the freshest, youngest store base. At year end, more than 54% of our stores were operating with the 2010 format.

▲ Expanded services to our Commercial Customers. This year, we added 247 commercial programs to Advance stores and ended the year with a total of 2,192 Advance stores offering commercial delivery.

▲ Continued to fine-tune our category management process, which is no longer an initiative, but part of our daily culture. The primary focus of category management is to provide Customers what they want and need. Category management allows us to use information from both our vendor partners and Customers in order to enhance what we sell, how we sell it, where we sell it and how we price it to best meet our Customers' needs.

▲ Introduced many new and innovative products to our Customers, providing significant cost savings to them through our Direct Import program. By partnering with manufacturers to bring innovative and high-quality import products at competitive prices, Advance is fulfilling our goal of being the value leader in the automotive aftermarket.

▲ Implemented Factory Direct Ordering, Local Purchase Ordering and Salvage Body Parts offerings which combined provide availability of more than 1 million additional parts to our Customers. This is in addition to more than 125,000 parts available through our internal logistics network.

▲ Introduced our Loaner Tool program. Customers can now come into our stores and borrow an array of different tool kits to help them complete automotive repair jobs. This program helps our Customers get all the tools and parts they need to complete jobs right the first time.

▲ Expanded our Consumer Education program which provides our Customers with the information they need for their vehicle repairs. This year, we added informative in-aisle product brochures in our stores, giving Customers detailed information to help them select the right products for their needs. We also re-launched our Consumer Education web site under the banner "Advance Know-How," adding more multi-media clips and interactive links to a wide variety of do-it-yourself project information. We invite you to visit our enhanced site at www.AdvanceAutoParts.com.

▲ Opened our new distribution center near Allentown, Pennsylvania. This 660,000 square foot facility optimizes our company's transportation costs and provides more efficient delivery of parts and products to our internal Customers, our stores.

▲ Achieved our best-ever store in-stock level across our entire chain and improved our in-stock performance at our distribution centers, PDQ® and Master PDQ℠ warehouses. One way to keep our Customers coming back is to have the parts and products they need in stock in our stores when they need them. Our improved in-stock level is helping us do just that.

While these Customer-focused initiatives helped drive our financial success in the past year, it is Advance's more than 42,000 Team Members and their commitment to executing these initiatives for our Customers that is the key to our Legendary Service. In return, Advance is committed to building upon our company's culture and creating a special place for our Team Members to work, as well as for our Customers to shop.

Our focus on training and developing our team has helped us gain ground on our goal to increase our number of

—Continued on next page

Advance's commitment to provide industry-leading Customer Service is evident in our quest to continuously improve our business.

—Continued from page 3

ASE (Automotive Service Excellence)-certified Team Members. Our Customers enjoy the confidence and peace of mind that comes with getting the right advice from these knowledgeable, certified parts specialists.

In addition, we recognize the importance of building diversity in our team as we expand and serve an increasingly diverse Customer base. We actively recruit bilingual Team Members, and with multi-language skills, our team is better able to serve Customers by providing the vital interaction needed to choose parts and products to perform repairs properly.

We are proud to say all these initiatives and programs, plus our more than 70 years of Customer-focused retailing continue to generate strong results. In 2005, we achieved the following:

▲ Increased our sales by 13.1% to $4.26 billion, comprised of 79% to our Do-It-Yourself Customers and 21% to our Commercial Customers.

▲ Expanded our operating margin to 9.6% of sales from 8.7% last year.

▲ Raised our earnings per share to $2.13 from $1.66 last year, a 28% increase.

In addition to self-funding our growth and driving strong financial performance, we returned capital to our Stockholders through our stock repurchase plan. Since mid-2004, Advance has repurchased approximately 8.5 million shares at an average price of $29 per share. Our strong and stable cash flow also led us to begin paying a quarterly cash dividend in early 2006.

Our improved financial performance and Customer satisfaction levels are complemented by robust industry dynamics. The automobile continues to be integral to our daily lives and industry data reflects this, showing an increased number of cars, trucks and SUVs on the road today, as well as growth in miles driven per vehicle.

Our Customers also are keeping their vehicles longer. The average age of vehicles continues to increase, now reaching a record high of 9.4 years in 2004 versus 8.5 years in 1994. Over 70% of vehicles on the road today have more than 75,000 miles on them.

What does all this mean for Advance? It means these older vehicles that are out of warranty are in need of frequent maintenance, which increases the total market for auto parts. Owners of these older but still reliable vehicles have a vested interest in maintaining their vehicles for their transportation needs. In 2005, this was particularly apparent with Advance posting very strong sales gains despite record high gas prices.

In the coming year, we will continue to drive enhanced Customer Service by opening an anticipated 170 to 180 new stores and remodeling 200 to 225 stores to our 2010 format. We also expect to relocate 50 existing stores to new locations which are more convenient for our Customers.

Advance's commitment to provide industry-leading Customer Service is evident in our quest to continuously improve our business. We believe we have a bright future ahead and look forward to sharing our successes with you.

In closing, I would like to extend my gratitude to our Team Members and Customers as well as to you, our Stockholders. To my fellow Team Members, thank you for your commitment to serving our Customers with unparalleled focus and dedication. You are the primary reason our Customers keep coming back. To our Customers, thank you for your loyalty and continued patronage. We will continue to find ways to serve you even better. To our Stockholders, thank you for your interest, support and confidence in Advance Auto Parts. You have my personal commitment to make Advance a special place for our Team Members to work, for our Customers to shop and for you to invest.

Sincerely,

Michael N. Coppola
President, Chief Executive Officer and
Chief Customer Representative

Advance Auto Parts is committed to being a special place for our team to work and our Customers to shop.

En Advance Auto Parts, sabemos que nuestro éxito se basa en la capacidad que tenemos de proporcionar un servicio al Cliente que es líder en la industria. A eso se debe que el título del informe anual de este año sea "Atención al Cliente", ya que refleja el enfoque de nuestra compañía en responder a las necesidades de nuestros Clientes, tanto ahora como en el futuro.

Nuestros Clientes nos envían, todos los días, sus testimonios y cartas de agradecimiento respecto a sus experiencias en nuestras tiendas. Nos honra que nuestros clientes se tomen el tiempo para hacernos saber que estamos avanzando hacia nuestra meta de proveer nuestro Legendario servicio al Cliente a todos ellos, en todas nuestras tiendas y todos los días. Dichas felicitaciones nos motivan a buscar nuevas formas de estar preparados, con las piezas, la gente y los precios correctos.

En Advance, hemos puesto en marcha varias iniciativas para servir mejor a nuestros Clientes. En el año 2005, logramos lo siguiente:

▲ Pusimos 231 nuevas tiendas a la disposición de nuestros Clientes, que incluyen 19 tiendas en la zona metropolitana de Boston que fueron adquiridas de Lappen Auto Supply y 61 tiendas obtenidas de la adquisición de Autopart International, Inc. Eso nos permitió cerrar el año con un total de 2,872 tiendas en 40 estados, Puerto Rico y las Islas Vírgenes.

▲ Remodelamos totalmente al formato Advance 2010 todas las tiendas Discount Auto Parts en Florida, así como otras 96 tiendas más. Nuestros Clientes siguen diciéndonos que les encantan estas tiendas con buena iluminación y que muestran los productos en forma atractiva. Creemos que el formato 2010 le da a Advance una ventaja competitiva importante ya que nos diferencia claramente en nuestra industria como la empresa que tiene el conjunto de tiendas más novedoso y reciente. Al cierre del año, más del 54% de nuestras tiendas opera según el formato 2010.

▲ Servicios añadidos para nuestros Clientes comerciales. Durante este año, agregamos 247 programas comerciales a las tiendas de Advance y cerramos el año con un total de 2,192 tiendas de Advance que ofrecen entregas comerciales.

▲ Continuamos refinando nuestro proceso de gerencia por categorías, que ya no es una simple iniciativa sino que es integral a nuestra cultura cotidiana. El enfoque principal de la gerencia por categorías es el de proveer a los Clientes de lo que quieren y necesitan. La gerencia por categorías nos permite utilizar la información de nuestros proveedores y Clientes, a efectos de mejorar lo que vendemos, la forma de venderlo, el lugar donde lo vendemos y el precio que le fijamos, a efectos de satisfacer óptimamente las necesidades de nuestros Clientes.

▲ Se introdujeron muchos productos nuevos e innovadores, los cuales proveen ahorros importantes de costos a nuestros Clientes, a través de nuestro programa de Importación directa. Al trabajar en conjunto con los fabricantes para proveer productos importados innovadores y de alta calidad a precios competitivos, Advance cumple nuestra meta de ser líderes en rendimiento de la inversión en el mercado automotriz de posventa.

▲ Pusimos en práctica las Órdenes directas a la fábrica, las Órdenes para compras locales y la disponibilidad de Piezas usadas de carrocería que en su conjunto incorporan una disponibilidad adicional a nuestros Clientes de más de 1 millón de piezas. Esto se suma a las más de 125,000 piezas disponibles a través de nuestra red de logística interna.

▲ Introdujimos nuestro programa de Alquiler de herramientas. Ahora los Clientes pueden venir a nuestras tiendas y alquilar una diversidad de herramientas diferentes, para facilitarles el llevar a cabo las reparaciones de sus vehículos. Este programa ayuda a nuestros Clientes a disponer de todas las herramientas y piezas que necesitan para llevar a cabo los trabajos en forma correcta y en la primera vez.

▲ Ampliamos nuestro programa de Educación al Cliente, que provee a nuestros Clientes de la información que necesitan para reparar sus vehículos. Este año agregamos folletos informativos en los pasillos de las tiendas, para dar a los Clientes la información detallada que les ayude a seleccionar el producto correcto para sus necesidades. También hicimos el relanzamiento de nuestro sitio web de Educación al Cliente, bajo el estandarte de "El Know How de Advance". Agregamos más archivos multimedia y enlaces interactivos a una amplia variedad de información relativa a proyectos de "hágalo usted mismo". Los invitamos a visitar nuestro sitio web, www.AdvanceAutoParts.com, y conocer sus mejoras.

▲ Abrimos un nuevo centro de distribución cerca de Allentown, Pennsylvania. Dicha planta de 660,000 pies cuadrados optimiza los costos de transporte de nuestra empresa y permite una entrega más eficiente de piezas y productos a nuestros Clientes internos: nuestras tiendas.

▲ Logramos el máximo histórico de disponibilidad en inventario de tienda a lo largo de toda nuestra cadena y mejoramos la eficiencia de nuestro inventario de tienda en nuestros centros de distribución, en los almacenes de PDQ® y Master PDQ℠. Una manera de hacer que nuestros Clientes regresen es disponer del inventario de las piezas y productos que necesitan en el momento en que los necesiten. Las mejoras en el nivel de inventario en tienda nos ayudan a lograr exactamente eso.

Aunque el año pasado estas iniciativas enfocadas en el Cliente contribuyeron a impulsar nuestro éxito financiero, son los más de 42,000 Miembros del equipo y su compromiso para llevar adelante dichas iniciativas los que conforman la clave de nuestro Legendario servicio al Cliente. Como recompensa, Advance tiene el compromiso de fortalecer la cultura de nuestra compañía y crear un lugar especial de trabajo para nuestros Miembros del equipo, así como un lugar especial de compra para nuestros Clientes.

Nos concentramos en el entrenamiento y en el desarrollo de nuestro personal, lo que nos ha ayudado a ganar terreno en nuestra meta de aumentar el número de Miembros del equipo con certificación ASE (Automotive Service Excellence). Nuestros Clientes se benefician de la confianza y la tranquilidad que va unida a las recomendaciones correctas dadas por estos especialistas certificados y conocedores.

Además, reconocemos la importancia de generar diversidad en nuestro personal, a medida que nos ampliamos y servimos a una base de Clientes cada vez más diversa. Reclutamos activamente Miembros del equipo bilingües, y la capacidad de atender Clientes en varios idiomas nos permite servirlos mejor, al proveer la interacción imprescindible al momento de seleccionar piezas y productos para hacer reparaciones en la forma correcta.

Nos enorgullece afirmar que todas esas iniciativas y programas, además de más de 70 años de ventas minoristas enfocadas en el Cliente, continúan generando resultados sólidos. En el año 2005, logramos lo siguiente:

▲ Aumentamos nuestras ventas en un 13.1% hasta $4.26 mil millones, divididos entre un 79% a nuestros Clientes de "hágalo usted mismo" y un 21% a nuestros Clientes comerciales.

▲ Ampliamos nuestro margen operativo hasta un 9.6% de las ventas, de un 8.7% el año pasado.

▲ Incrementamos nuestras ganancias por acción a $2.13, de $1.66 el año pasado, lo que constituye un aumento del 28%.

Además de autofinanciar nuestro crecimiento y lograr un rendimiento financiero sólido, dimos un retorno patrimonial a nuestros Accionistas a través de nuestro plan de readquisición de acciones. Desde mediados de 2004, Advance ha readquirido aproximadamente 8.5 millones de acciones, a un precio promedio de $29 por acción. Nuestro flujo de caja es estable y sólido, lo que nos permitió comenzar a pagar un dividendo en efectivo a comienzos del año 2006.

Las mejoras en nuestros logros financieros y en los niveles de satisfacción de los Clientes se complementan con un robustecimiento de la dinámica de la industria en general. El automóvil sigue siendo parte integral de nuestra vida cotidiana y las cifras de la industria lo reflejan. Dicha información muestra hoy en día un aumento en el número de autos, camiones y vehículos SUV en circulación, así como un crecimiento del recorrido promedio de cada vehículo.

Nuestros Clientes también conservan sus vehículos durante períodos de tiempo más largos. La edad promedio de los vehículos continúa aumentando, y en el año 2004 fue de 9.4 años versus 8.5 años en 1994. Más del 70% de los vehículos en circulación hoy en día tienen recorridos superiores a las 75,000 millas.

¿Qué implicaciones tiene todo esto para Advance? Significa que esos vehículos con un número mayor de años acumulados y fuera de garantía necesitan un mantenimiento frecuente, lo que incrementa el mercado total de piezas automotrices. Los propietarios de esos vehículos tienen interés en conservarlos como su medio de transporte, ya que todavía son confiables a pesar de su edad. Esto fue notorio en forma particular en el año 2005, en el que Advance tuvo ventas muy sólidas a pesar de los altos precios del combustible, nunca antes vistos.

En el año por venir seguiremos impulsando el servicio al Cliente, ya que esperamos abrir de 170 a 180 nuevas tiendas y remodelar de 200 a 225 para llevarlas al formato 2010. También esperamos trasladar 50 tiendas existentes a lugares distintos, que sean más cómodos para nuestros Clientes.

El compromiso de Advance de proveer un Servicio al Cliente que es líder en la industria es evidente en nuestra búsqueda de mejorar continuamente nuestro negocio. Creemos que tenemos un futuro brillante frente a nosotros y estamos deseosos de compartir nuestro éxito como usted.

Al cerrar, me gustaría extender mi agradecimiento a nuestros Miembros del equipo y a los Clientes, así como a ustedes: nuestros Accionistas. A mis colegas Miembros del equipo, les doy las gracias por su compromiso de servir a nuestros Clientes con una dedicación y atención individual sin igual. Ustedes son la razón principal por la que nuestros Clientes regresan. A nuestros Clientes, gracias por su lealtad y por su preferencia continuada.

Seguiremos encontrando formas de atenderles aún mejor. A nuestros Accionistas, gracias por su interés, apoyo y confianza en Advance Auto Parts. Cuenten con mi compromiso personal para hacer que Advance sea un lugar de trabajo especial para nuestros Miembros del equipo, un lugar especial de compra para nuestros Clientes y un lugar especial para las inversiones de ustedes.

Atentamente,



Michael N. Coppola
Presidente, Director ejecutivo y Representante principal de atención al cliente

five-year FINANCIALS

In 2005, Advance again made considerable progress toward its key financial goals. As the charts below show, our sales, operating income margin and earnings growth all showed solid improvements. In 2005, we moved toward becoming an industry leader in sales per store, while continuing to focus on initiatives that will drive further steady improvement in our operating margin and earnings per share. Our balanced growth—being driven by new-store openings, comparable-store sales growth, operating margin expansion and share repurchases—gives us clear visibility to future results.



$2,420
$3,204
$3,494
$3,770
$4,265
01
02
03
04
05
Sales
(in millions)
$1,346
$1,303
$1,379
$1,453
$1,551
01
02
03
04
05
Average Sales per Store
(in millions)
4.9%
7.2%
8.4%
8.7%
9.6%
01
02
03
04
05
Comparable Operating Margin (1)
(in percent)
$0.41
$0.87
$1.39
$1.66
$2.13
01
02
03
04
05
Comparable Earnings per Share from Continuing Operations (1)(2) (in dollars)

(1) Fiscal years 2001, 2002 and 2003 include non-GAAP measures. The Company used these non-GAAP measures as an indication of its earnings from its core operations and believes it is important to our Stockholders due to the nature and significance of the excluded expenses. Please see our reconciliation of comparable operating margin and comparable earnings per share included on page 7 of this annual report.

(2) Amounts referenced reflect the Company's 3-for-2 stock split, which took effect September 26, 2005.

	5-Year Average Annual Compounded Growth	Fiscal Year(1) 2005	2004	2003	2002	2001
Statement of Operations Data: (in thousands, except per share data)						
Net sales(2)	15.2%	$4,264,971	$3,770,297	$3,430,680	$3,204,140	$2,419,746
Gross profit (3)	17.4%	2,014,478	1,753,371	1,575,756	1,434,407	1,062,152
Comparable operating income (4)	36.1%	408,492	328,758	289,441	231,883	119,127
Comparable income from continuing operations (5)	60.2%	234,725	188,027	155,091	94,267	35,652
Comparable income from continuing operations per diluted share (5)(6)		$2.13	$1.66	$1.39	$0.87	$0.41
Weighted average diluted shares outstanding (6)		109,987	113,222	112,115	108,564	87,474
Selected Store Data:						
Comparable store sales growth		8.7%	6.1%	3.1%	5.5%	6.2%
Number of stores, end of period		2,872	2,652	2,539	2,435	2,484
Total retail store square footage, end of period (in thousands) (7)		20,899	19,734	18,875	18,108	18,717
Average net retail sales per store (8)		$1,551	$1,453	$1,379	$1,303	$1,346
Average net retail sales per square foot (9)		$208	$195	$186	$174	$175
Balance Sheet Data:						
Inventory		$1,367,099	$1,201,450	$1,113,781	$1,048,803	$982,000
Net working capital		406,476	416,302	372,509	462,896	442,099
Total assets		2,542,149	2,201,962	1,983,071	1,965,225	1,950,615
Total net debt (10)		448,187	433,863	464,598	722,506	972,368
Total stockholders' equity		919,771	722,315	631,244	468,356	288,571

Reconciliation of Operating Income:	2005	2004	2003	2002	2001(a)
Comparable operating income	$408,492	$328,758	$289,441	$231,883	$119,127
Supply chain initiatives	-	-	-	-	(10,492)
Impairment of assets held for sale	-	-	-	-	(10,700)
Merger related restructuring	-	-	-	(597)	(3,719)
Merger and integration	-	-	(10,417)	(34,935)	(1,135)
Stock option compensation	-	-	-	-	(8,611)
Operations effect on 53rd week	-	-	9,210	-	-
Operating income	$408,492	$328,758	$288,234	$196,351	$ 84,470

Reconciliation of Net Income and Earnings Per Share:	2005	2004	2003	2002	2001(a)
Comparable income from continuing operations	$234,725	$188,027	$155,091	$94,267	$35,652
Add back items from footnote (4)	-	-	(1,207)	(35,532)	(34,657)
Interest expense in 53rd week	-	-	(368)	-	-
Loss on extinguishment of debt	-	-	(46,887)	(16,822)	(6,106)
Tax impact of above items	-	-	18,658	20,235	16,182
Income from continuing operations	$234,725	$188,027	$125,287	$62,148	$11,071
Income from continuing operations per diluted share (6)	$2.13	$1.66	$1.12	$0.57	$0.13

footnotes:

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented consist of 52 weeks. The operating results of the 53rd week in fiscal 2003 have been excluded as reconciled in the below footnotes.

(2) Net sales for fiscal year 2003 exclude the effect of the 53rd week in the amount of $63,016.

(3) Gross profit for fiscal year 2003 excludes the effect of the 53rd week in the amount of $28,762. Gross profit for fiscal 2001 excludes a non-recurring charge of $9,099 associated with our supply chain initiatives recorded in the fourth quarter.

(4) Comparable operating income excludes certain charges as included in the following reconciliation of this measurement to our operating income presented under generally accepted accounting policies in our financial statements contained in the Financial Review of this annual report.

(5) Comparable income from continuing operations excludes the items in footnote (4) above and the early extinguishment of debt and cumulative effect of a change in accounting principle. The following is a reconciliation of comparable income from continuing operations to income from continuing operations presented under generally accepted accounting policies in our financial statements contained in the Financial Review of this annual report.

(6) Amounts referenced reflect the Company's 3-for-2 stock split, which took effect September 26, 2005.

(7) Excludes Autopart International, Inc. (AI).

(8) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period, excluding AI. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63,016 million. The fiscal 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period December 2, 2001 (the acquisition date) through December 29, 2001.

(9) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period, excluding AI. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63,016 million. The fiscal 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period December 2, 2001 (the acquisition date) through December 29, 2001.

(10) Net debt includes total debt and bank overdrafts, less cash and cash equivalents as presented in our financial statements contained in the Financial Review of this annual report.

(a) The fiscal 2001 charges represent only those taken during the fourth quarter. For more information see the Selected Financial Data section in the Financial Review of this annual report.


Advance Auto Parts

driving customer SATISFACTION

Advance Auto Parts puts our Customers' needs first

Retailing is all about Customer service. *That is why the title of this annual report is "Customer Care," reflecting Advance Auto Parts' founding philosophy and our 70-plus year commitment to providing our Customers industry-leading service. We do this by putting their needs first and providing them with the best and most knowledgeable team in the automotive aftermarket.*

In turn, it is our Customers' loyalty, our Stockholders' confidence and our Team Members' dedication that drives our company's success. Their needs are determining Advance Auto Parts' direction and business decisions.

"My most important job is to make sure my Customers have everything they need to keep their car running right—whether it's having their car battery changed, locating a part or answering their car repair question."

Gregory A. Terry, Parts Pro

SERVING OUR CUSTOMERS

There are distinct differences in today's consumers compared to 30, 20 and even 10 years ago, and Advance's Do-It-Yourself and Commercial Customers are no different. Today's consumers are strapped for time, expect to find goods they need and want, count on high quality at a great price and want more choices—which they should.

So, given today's fast-paced and hectic environment, why do our Customers choose to shop Advance Auto Parts? Let us show you how Advance Auto Parts is uniquely positioned to satisfy each of these Customers' needs.

2010 format stores in 2004: 42%, in 2005:
54 percent

Are you strapped for time? *Look for a nearby Advance Auto Parts store or use the locator on our web site at www.AdvanceAutoParts.com to find the nearest location. In just 10 years' time, Advance has grown its store base more than five-fold. At the end of 2005, we had 2,872 stores in 40 states, Puerto Rico and the Virgin Islands, compared to 536 stores in nine states in 1995. And we are not stopping there.*

Advance continues its commitment to provide a greater number of convenient locations for our Customers, and we are aggressively focused on organically growing our store base. In 2005, we added 231 new stores by building and acquiring locations in areas where Customers need our parts, products and services. In 2006, we anticipate adding 170 to 180 new stores.

In addition, we continuously assess our current store locations and relocate older stores to new, more convenient sites. In 2005, we relocated 54 stores. Whether to provide easier in-and-out access or a more innovative store design, our philosophy of regularly reviewing our store sites has proven very successful. Our relocated stores are showing increased foot traffic and sales, because convenience means everything in the eyes of our Customers. In 2006, we expect to relocate approximately 50 stores.

Our 2010 store format gives Advance Auto Parts a significant competitive advantage that clearly differentiates us in our industry as having the freshest and most modern store base. We are receiving strong, positive responses to this Customer-friendly format, which features an updated exterior and interior, uses brighter lighting, clean graphics and a well-designed and easily navigated floor plan.



Advance Auto Parts is proud to welcome Team Members such as John Ahlman, a seven-year veteran of Lappen Auto Supply, to our team. John is the Store Manager of our Norwood, Massachusetts store.

Store Operations Map



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Distribution Centers: ☆

Several years ago, we announced we would systematically convert our stores to the 2010 format over the next several years and we are well on our way toward this goal. In 2005, we remodeled 189 stores, ending the year with 1,531, or more than 54% of our Advance stores operating in this format. We also achieved a great milestone in December 2005, when we completed remodeling all the former Discount Auto Parts stores in Florida. In 2006, we expect to remodel 200 to 225 stores to the 2010 format.

We also are focused on acquisitions that give us a strategic geographic presence, as evidenced by our acquisition of Lappen Auto Supply Company in 2005. This acquisition added 19 locations in the greater Boston area, which is a challenging market to enter due to limited availability of prime real estate. We look forward to building strong relationships with our new Customers in Boston.

We also look forward to growing relationships with many new Commercial Customers in the Northeast through our acquisition of 61 Autopart International locations. These stores, which will continue to operate under the Autopart International name, complement Advance's commercial model and our goal to continue expanding our commercial presence. In 2005, we also added 247 commercial programs to Advance stores, ending the year with a total of 2,192 Advance stores which offer commercial delivery.

As our store openings, relocations and commercial growth this past year suggest, we understand that our Customers are busy, with little spare time. Advance Auto Parts is dedicated to bringing new stores closer to our Customers and updating existing stores for a more efficient and convenient shopping experience.

—Continued on next page



Spring 2005 saw the opening of Advance's distribution center near Allentown, Pennsylvania. Pictured above is Distribution Center Team Member Yahaira Medina driving a loader through the 660,000 square foot facility.

—*Continued from page 9*

Do you expect to find the goods you need and want? *It is reassuring to know that if your vehicle breaks down, there is an Advance Auto Parts nearby. But even more importantly, when you need a part to repair your vehicle, it's great to know that Advance will have the part you need and, in some cases, can help you install it or teach you how.*

Advance Customers enjoy the benefits of a friendly, helpful team and a variety of free services, such as battery checks and installation, wiper blade installation, electrical systems check and battery and motor oil recycling. Advance also has built a strong reputation of having the parts that our Customers want when they need them and we continue to focus on ways to enhance that reputation.

In 2005, we achieved our best-ever store in-stock level across our entire chain and improved our in-stock performance at our distribution centers, PDQ® and Master PDQ℠ warehouses. This means our Customers can be assured that when they need a part or product, they can simply come into or call our stores, and the part will be ready and waiting for them to pick up.

Advance Auto Parts also is known for the variety of parts, products and accessories we carry. Customers can tap into our logistics network for quick access to hard-to-find parts that they may need to complete a repair. This includes approximately 20,000 store-stock items, which we supplement with an additional 100,000-plus parts that can be ordered through our flexible supply chain and delivered to our stores on a same-day or overnight basis.

Sometimes our Customers need parts that are even more difficult to find. To address this need, in 2005, we increased our product offering with our Special Order Center and


Edgar


Advance AutoParts

SKUs available in 2005: **1.4 million**

implementation of our Factory Direct Ordering, Local Purchase Ordering and Salvage Body Parts systems. These systems make more than 1 million additional parts available to Customers via outside vendors. Customers simply order the part they need at our store or over the phone and pick it up when the part arrives, or they can choose to have it delivered straight to their door. These systems also increase parts availability for our Commercial Customers.

When our Commercial Customers need parts promptly, they simply call their dedicated Parts Pro at the local Advance Auto Parts store. Their order is then processed and delivered by one of our fast and friendly Commercial Delivery Drivers. Feedback from our Commercial Customers shows they appreciate the fast delivery service Advance provides, because it allows them to remain focused on their garage business without worrying about when parts will arrive. When they order from us, they know they will have the parts quickly.

Sometimes having the part you need is not enough—you also need to know how to install it. Advance has the answers and "Know-How" for our Customers' vehicle repair and maintenance questions.

"Advance Auto Parts provides us with the tools and training we need to build and strengthen our skills, which allows us to continue providing our Customers with Legendary Service."

Edgar Freeman, Store Manager
Diane Vera, 2nd Assistant
Forest J. Webster,
Commercial Delivery Driver

Advance Auto Parts prides itself on having the friendliest and most knowledgeable store teams in our business. Many of the Customer letters and compliments we receive mention specific Team Members who go the extra mile to help our Customers solve their vehicle problems. In order to provide this excellent level of service, our store Team Members participate in extensive training and development programs.

Store Growth


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We are committed to increasing our number of ASE-certified Team Members, who provide our Customers much-needed expertise on automobile parts and repairs. The knowledge that these certified parts specialists provide means assurance and peace of mind for our Customers that they are receiving the right advice.

As Advance continues to grow its operations, we also are focused on building diversity within our team in order to better serve an increasingly diverse Customer base. As part of our effort to reach our goal of increasing the number of bilingual Team Members, we actively recruit individuals with multi-language skills.

To complement the strong knowledge base of our store teams, we launched our Consumer Education program in 2004 to supply our Customers with easily accessible information on a variety of topics. For instance, the 128 free brochures available in our stores offer Customers step-by-step instructions on multiple topics, including

—Continued on next page


ANSWERS!
ANSWERS!
FREE
POP

Advance Auto Parts' Consumer Education program provides Customers with information they need for vehicle-related repairs. Features of the program include 128 free brochures available in stores and video clinics that are aired monthly on Advance TV, our in-store network.

—Continued from page 11

vehicle repairs, driving tips, how to save gas and how to prepare vehicles for winter weather. These brochures also show Customers how much money they can save by performing these projects themselves.

In 2005, we continued to invest in expanding our Consumer Education program with the addition of informative in-aisle product brochures in our stores that give Customers detailed information to help them select the right products for their needs. We also revamped our Consumer Education web site and re-launched the site under the banner "Advance Know-How" at www.AdvanceAutoParts.com. The site offers video clips, product and project brochures and hundreds of informative and instructional articles. Advance is excited to be able to offer this comprehensive site that provides our Customers with a multi-media resource for all of their vehicle-related questions.

Sometimes our Customers may know how to make a needed repair but don't have all the tools they need to complete the job. Advance has addressed that need with the introduction of our Loaner Tool program in 2005. This program helps Customers get all the tools they need to complete jobs the first time by simply coming into any one of our stores and borrowing from an array of different tool kits that are available for 45 days at no cost.

These initiatives are helping us fulfill our Customers' product and information needs and make Advance Auto Parts their one-stop shop for automotive needs.

Do you want high quality at a great price? *Look no further. One of our company's goals is to continue bringing value to our Customers by offering the highest quality merchandise in the automotive aftermarket at competitive prices.*

We are committed to offering the brand names that our Customers know and trust. This is important, not only for our Do-It-Yourself Customers, but also our Commercial Customers. Space constraints prevent us from listing them all, but some of the names our Customers expect to find at Advance include Bendix®, Bosch®, Castrol®, Dayco®, Prestone® and Purolator®. And there are many, many more.

In addition to stocking our Customers' favorite brand names, Advance is committed to developing a comprehensive selection of Direct Import products to meet the needs of those Customers who definitely want a high-quality product, but whose first priority is price.

Several years ago, Advance began developing its Direct Import program and we continued to invest in the program in 2005, passing along significant cost savings to our Customers. These lines of merchandise, including Professional's Favorite, Joe's Garage, Mechanic's Choice, Auto Xpress and Endurance, add tremendous variety to our product offerings. Among these brands Customers will find everything from chemicals and wash-and-wax products to

Advance Commercial Delivery Program Growth


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tools, batteries and interior automotive accessories. By partnering with manufacturers to bring innovative, quality import products at competitive prices, Advance is leading the way for value in the automotive aftermarket.

Do you want more choices than ever? We have them. Advance Auto Parts is helping make our Do-It-Yourself and Commercial Customers' decisions easier by offering a wide variety of parts, products and accessories specifically tailored to meet their needs.

> Direct Import Program In 2005 added: **60 percent** more SKUs

Advance's category management process is part of our daily culture and is constantly being fine-tuned to benefit our Customers and their wallets. As a retailer, we are the intermediary between our Customers and vendor partners. Focusing on the requests from our Customers and the experience of our vendors helps Advance continuously refine our merchandise assortment to meet our Customers' needs. In addition to enhancing our in-store availability, our focus on category management helps Advance decide how we sell and price our merchandise to be most cost-effective for our Customers.

Micro-marketing helps us meet the needs of each Customer on a market-by-market basis, addressing the specific needs of stores by looking at both demographics and geography. For example, if a large body of water is located nearby then chances are the local Advance Auto Parts store offers marine merchandise to keep boating equipment in great working condition. Another example of micro-marketing is our ability to supply our Customers with the appropriate products to prepare their vehicles for changing weather or seasonal conditions, such as providing winter-weather products earlier in the year in the Northeast, before the first big snowfall hits.



Custom mix is yet another initiative that is helping Advance become the most reliable retailer in the automotive aftermarket by addressing Customers' needs on a store-by-store basis. We use this program to look closely at all the variables in a market, such as vehicle population, to make sure we are providing the right inventory to satisfy the needs of that area. With custom mix, Advance compiles a separate and totally unique inventory for each store that is expertly designed to meet the individual needs for the Customers of that store. Now that is service at the most personal level!

—Continued on next page


Advance Auto Parts

"Our Customer Contact Center works hard to get our stores the answers they need quickly so that our stores can get back to the important work of serving their Customers."

Sandra Smith, Customer Contact Center Representative



—Continued from page 13

SERVING OUR STOCKHOLDERS

Serving our Customers well keeps them coming back, which in turn drives continued strength in sales and profits—two of the key metrics Stockholders monitor as they size up an investment in Advance Auto Parts.

Our philosophy is to invest for the future while returning capital to Stockholders. In addition to investments in 2010 remodels, we have invested significantly in our store relocation program and the rollout of commercial delivery programs to our stores. These investments are producing strong returns for our company and our Stockholders. In terms of returning capital, our stock repurchase program has proved very successful since its genesis in August 2004. Through year-end 2005, Advance repurchased approximately 8.5 million shares at an average price of $29 per share.

Advance is in the enviable and flexible financial position of being able to make the right decisions today, invest for the future and return capital to Stockholders through share repurchases and now a cash dividend—all self-funded, with no need to take on additional debt in order to do so. It is our goal to maintain this flexibility going forward. Our financial future is bright and we control it.

"Commercial Customers don't have a lot of time to wait for parts. And they know they can depend on me to process their order quickly and have it delivered fast. My Commercial Customers rely on me to give them prompt and personal service."

Jake Hoback,
Division Commercial Sales Manager

SERVING OUR TEAM

Providing Legendary Customer Service to our internal Customers, our stores, is the role of our Store Support Center in Roanoke, Virginia. By providing timely, friendly and accurate service to our almost 2,900 stores and more than 42,000 Team Members, we free up their valuable time to focus more attention on their Customers.



The nerve center of our company is the Customer Contact Center, which fields millions of phone calls and e-mails each year from both Customers and our stores. Our contact center is the first line of help for a wide variety of questions. In 2005, the contact center fielded 2.4 million Customer interactions on a variety of issues, ranging from routing callers to the appropriate department to assisting with special order parts availability and technical support solutions.

Customer Contact Center interactions in 2005:
2.4 million

One of the most noticeable enhancements we made last year to provide better internal Customer service was the consolidation of our Store Support Center. In November, our accounting, finance, operations, real estate and risk services teams moved a few miles across Roanoke and joined their counterparts in advertising, corporate purchasing, human resources, legal and merchandising—putting all these Team Members under one roof. This consolidation has improved productivity and significantly enhanced our ability to better serve our stores.

We also are improving service levels outside our Roanoke offices. For example, the opening of our new 660,000 square foot distribution center near Allentown, Pennsylvania optimizes our company's transportation costs and provides more efficient delivery of parts and products to our stores in the Northeast.

Following a record-breaking hurricane season this past summer, our Store Support Center and field operations teams marshaled resources to provide truly Legendary Service to our store teams in affected areas, including Alabama, Florida, Louisiana, Mississippi and Texas. Countless unsung heroes ensured our local store teams received shipments of fresh food and water; our efforts to service damaged stores began even before the hurricanes made landfall. Our logistics group kept our distribution centers safe and accelerated delivery of key items, such as flashlights, batteries, gas cans and generators to stores in the path of the storms. We also ensured that Team Members dislocated by the storms were welcomed with open arms at any Advance Auto Parts store where they wished to work.

In 2006, we are taking our internal service to a new level of excellence. One of our goals is to deliver a 10-minute service level. Our commitment to our stores is that whomever they call, they will receive a response within 10 minutes, period. We know improved service to our stores translates directly into improved service to our stores' Customers. They deserve nothing less.



Advance Auto Parts
Advance Auto Parts
Advance Auto Parts

The 2010 format is a distinguishing feature of Advance Auto Parts stores. More than 54% of our chain now operates in this format and we will continue converting stores to this look over the next several years.

SERVICE FOR OUR FUTURE

We are nowhere near done. As Customer preferences change, population centers move and vehicles evolve, we will continue to grow, develop our team and adjust our products and services accordingly to ensure we are viewed by Customers as their automotive aftermarket retailer of choice. After all, at Advance Auto Parts our promise to our Customers is: With Low Prices on Quality Parts our Dedicated People will Serve You Better! And our Customers expect us to deliver on this promise.

In 2006, we will continue to develop and implement new initiatives to further improve our service to our Customers. And in 2007 and beyond, you can count on us to do the same. □

Legendary Customer Service is a pursuit, not a destination.

The success of Advance Auto Parts is complemented by the strength of our senior leadership team. *Great retail companies are committed to excellence; that expectation starts from the top. This experienced group of people is leading Advance and creating its future.*




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Your Senior Leadership Team:
Eric Margolin(1); Greg Haan(2); Scott Miller(3); Rick Coro(4); Ralph Castanza(5); Joe Vaughn(6); Kurt Schumacher(7); Roy Martin(8); Ken Wirth(9); Jill Livesay(10); Don Lockard(11); Geoff McCarty(12)

financial REVIEW

FINANCIAL CONTENTS

18 Selected Financial Data

21 Management's Discussion and Analysis of Financial Condition and Results of Operations

35 Consolidated Balance Sheets

36 Consolidated Statements of Operations

37 Consolidated Statements of Changes in Stockholders' Equity

38 Consolidated Statements of Cash Flows

39 Notes to Consolidated Financial Statements

59 Management's Report on Internal Control over Financial Reporting

60 Report of Independent Registered Public Accounting Firm

62 Management's Responsibility for Financial Statements

63 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

SELECTED FINANCIAL DATA

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. The selected historical consolidated financial and other data at December 31, 2005 and January 1, 2005 and for the three years ended December 31, 2005 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial and other data at January 3, 2004, December 28, 2002 and December 29, 2001 and for the years ended December 28, 2002 and December 29, 2001 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this report.

	Fiscal Year[1][2]				
(in thousands, except per share data)	**2005**	2004	2003	2002	2001
Statement of Operations Data:					
Net sales	**$4,264,971**	$3,770,297	$3,493,696	$3,204,140	$2,419,746
Cost of sales	**2,250,493**	2,016,926	1,889,178	1,769,733	1,357,594
Supply chain initiatives[3]	—	—	—	—	9,099
Gross profit	**2,014,478**	1,753,371	1,604,518	1,434,407	1,053,053
Selling, general and administrative expenses[4]	**1,605,986**	1,424,613	1,305,867	1,202,524	938,300
Expenses associated with supply chain initiatives[5]	—	—	—	—	1,394
Impairment of assets held for sale[6]	—	—	—	—	12,300
Expenses associated with merger related restructuring[7]	—	—	—	597	3,719
Expenses associated with merger and integration[8]	—	—	10,417	34,935	1,135
Non-cash stock option compensation expense[9]	—	—	—	—	11,735
Operating income	**408,492**	328,758	288,234	196,351	84,470
Interest expense	**(32,384)**	(20,069)	(37,576)	(77,081)	(61,042)
Loss on extinguishment of debt	—	(3,230)	(47,288)	(16,822)	(6,106)
Expenses associated with secondary offering	—	—	—	(1,733)	—
Other income, net	**2,815**	289	341	963	1,033
Income from continuing operations before income taxes, (loss) income on discontinued operations and cumulative effect of a change in accounting principle	**378,923**	305,748	203,711	101,678	18,355
Income tax expense	**144,198**	117,721	78,424	39,530	7,284
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle	**234,725**	188,027	125,287	62,148	11,071
Discontinued operations:					
(Loss) income from operations of discontinued Wholesale Distribution Network (including loss on disposal of $2,693 in 2003)	—	(63)	(572)	4,691	4,040
(Benefit) provision for income taxes	—	(24)	(220)	1,820	1,604
(Loss) income on discontinued operations	—	(39)	(352)	2,871	2,436
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	—	—	—	—	(2,065)
Net income	**$ 234,725**	$ 187,988	$ 124,935	$ 65,019	$ 11,442

(in thousands, except per share data and ratios)	Fiscal Year[1][2] 2005	2004	2003	2002	2001
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle per basic share[10]	**$ 2.17**	$ 1.70	$ 1.15	$ 0.59	$ 0.13
Income from continuing operations before (loss) income on discontinued operations and cumulative effect of a change in accounting principle per diluted share[10]	**$ 2.13**	$ 1.66	$ 1.12	$ 0.57	$ 0.13
Net income per basic share[10]	**$ 2.17**	$ 1.70	$ 1.14	$ 0.62	$ 0.13
Net income per diluted share[10]	**$ 2.13**	$ 1.66	$ 1.11	$ 0.60	$ 0.13
Weighted average basic shares outstanding[10]	**108,318**	110,846	109,499	105,147	85,911
Weighted average diluted shares outstanding[10]	**109,987**	113,222	112,115	108,564	87,474
Cash Flows Provided By (Used In):					
Operating activities	**$ 325,211**	$ 263,794	$ 355,921	$ 242,996	$ 103,536
Investing activities	**(302,780)**	(166,822)	(85,474)	(78,005)	(451,008)
Financing activities	**(37,969)**	(52,138)	(272,845)	(169,223)	347,580
Balance Sheet and Other Financial Data:					
Cash and cash equivalents	**$ 40,783**	$ 56,321	$ 11,487	$ 13,885	$ 18,117
Inventory	**$1,367,099**	$1,201,450	$1,113,781	$1,048,803	$ 982,000
Inventory turnover[11]	**1.75**	1.74	1.72	1.75	1.72
Inventory per store[12]	**$ 476,009**	$ 453,035	$ 438,669	$ 429,399	$ 392,635
Accounts payable to inventory ratio[13]	**54.8%**	53.7%	51.0%	44.9%	43.7%
Net working capital[14]	**$ 406,476**	$ 416,302	$ 372,509	$ 462,896	$ 442,099
Capital expenditures[15]	**$ 216,214**	$ 179,766	$ 101,177	$ 98,186	$ 63,695
Total assets	**$2,542,149**	$2,201,962	$1,983,071	$1,965,225	$1,950,615
Total debt	**$ 438,800**	$ 470,000	$ 445,000	$ 735,522	$ 955,737
Total net debt[16]	**$ 448,187**	$ 433,863	$ 464,598	$ 722,506	$ 972,368
Total stockholders' equity	**$ 919,771**	$ 722,315	$ 631,244	$ 468,356	$ 288,571
Selected Store Data:					
Comparable store sales growth[17]	**8.7%**	6.1%	3.1%	5.5%	6.2%
Number of stores at beginning of year	**2,652**	2,539	2,435	2,484	1,729
New stores	**231**	125	125	110	781
Closed stores[18]	**(11)**	(12)	(21)	(159)	(26)
Number of stores, end of period	**2,872**	2,652	2,539	2,435	2,484
Relocated stores	**54**	34	32	39	18
Stores with commercial delivery program, end of period	**2,254**	1,945	1,625	1,411	1,370
Total commercial sales, as a percentage of total sales	**21.8%**	18.4%	15.8%	15.0%	16.8%
Total store square footage, end of period[19]	**20,899**	19,734	18,875	18,108	18,717
Average net sales per store[20]	**$ 1,551**	$ 1,453	$ 1,379	$ 1,303	$ 1,346
Average net sales per square foot[21]	**$ 208**	$ 195	$ 186	$ 174	$ 175

SELECTED FINANCIAL DATA *(continued)*

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks, with the exception of 2003, which consists of 53 weeks.

(2) The statement of operations data for each of the years presented reflects the operating results of the wholesale distribution segment as discontinued operations.

(3) Represents restocking and handling fees associated with the return of inventory as a result of our supply chain initiatives.

(4) Selling, general and administrative expenses exclude certain charges disclosed separately and discussed in notes (5), (6), (7), (8) and (9) below.

(5) Represents costs of relocating certain equipment held at facilities closed as a result of our supply chain initiatives.

(6) Represents the devaluation of certain property held for sale, including the $1.6 million charge taken in the first quarter of 2001 and a $10.7 million charge taken in the fourth quarter of 2001.

(7) Represents expenses related primarily to lease costs associated with 27 Advance Auto Parts stores identified to be closed at December 29, 2001 as a result of the Discount Auto Parts, or Discount, acquisition.

(8) Represents certain expenses related to, among other things, overlapping administrative functions and store conversions as a result of the Discount acquisition.

(9) Represents non-cash compensation expense related to stock options granted to certain of our Team Members, including a charge of $8.6 million in the fourth quarter of 2001 related to variable provisions of our stock option plans that were in place when we were a private company and eliminated in 2001.

(10) Shares outstanding for each of the years presented gives effect to a 3-for-2 stock split effectuated by us in the form of a 50% stock dividend distributed on September 23, 2005 and a 2-for-1 stock split effectuated by us in the form of a 100% stock dividend distributed on January 2, 2004.

(11) Inventory turnover is calculated as cost of sales divided by the average of beginning and ending inventories. The fiscal 2003 cost of sales excludes the effect of the 53rd week in the amount of $34.3 million. The fiscal 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 (the acquisition date) through December 29, 2001.

(12) Inventory per store is calculated as ending inventory divided by ending store count. Ending inventory used in this calculation excludes certain inventory related to the wholesale distribution segment with the exception of fiscal 2003 and fiscal 2004.

(13) Accounts payable to inventory ratio is calculated as ending accounts payable divided by ending inventory. Beginning in fiscal 2004, as a result of our new vendor financing program, we aggregate financed vendor accounts payable with accounts payable to calculate our accounts payable to inventory ratio.

(14) Net working capital is calculated by subtracting current liabilities from current assets.

(15) Capital expenditures for 2001 exclude $34.1 million for our November 2001 purchase of the Gallman, Mississippi distribution facility from the lessor in connection with the Discount acquisition.

(16) Net debt includes total debt and bank overdrafts, less cash and cash equivalents.

(17) Comparable store sales is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Stores acquired in the Discount acquisition are included in the comparable sales calculation beginning in December 2002, which was 13 complete accounting periods after the acquisition date of November 28, 2001. We do not include net sales from the 36 Western Auto retail stores in our comparable store calculation as a result of their unique product offerings, including automotive service and tires. In 2003, the comparable store sales calculation included sales from our 53rd week compared to our first week of operation in 2003 (the comparable calendar week). In 2004, as a result of the 53rd week in 2003, the comparable store sales calculation excludes week one of sales from 2003.

(18) Closed stores in 2002 include 133 Discount and Advance stores closed as part of the integration of Discount.

(19) Total store square footage excludes the square footage of the Autopart International, or AI, stores.

(20) Average net sales per store is calculated as net sales divided by the average of beginning and ending number of stores for the respective period. The fiscal 2005 calculation excludes the effect of the AI stores. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 (the acquisition date) through December 29, 2001.

(21) Average net sales per square foot is calculated as net sales divided by the average of the beginning and ending total store square footage for the respective period. The fiscal 2005 calculation excludes the effect of the AI stores. The fiscal 2003 net sales exclude the effect of the 53rd week in the amount of $63.0 million. The fiscal 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 (the acquisition date) through December 29, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Financial Data," our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Our discussion contains forward-looking statements based upon expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Forward Looking Statements" elsewhere in this report and "Risk Factors" found in our Form 10-K filed on March 16, 2006 with the Securities and Exchange Commission.

Our fiscal year ends on the Saturday nearest December 31 of each year. Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks, with the exception of the fourth quarter fiscal 2003 which consisted of 13 weeks due to our 53-week fiscal year in 2003.

INTRODUCTION

We operate primarily within the United States automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive chemicals for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). We currently are the second largest specialty retailer of automotive parts, accessories and maintenance items to "do-it-yourself," or DIY, customers in the United States, based on store count and sales. Our operations are conducted in one reportable segment.

We were formed in 1929 and operated as a retailer of general merchandise until the 1980s. During the 1980s, we sharpened our focus to target sales of automotive parts and accessories to DIY customers. From the 1980s to the present, we have grown significantly as a result of strong comparable store sales growth, new store openings and strategic acquisitions, including our 1998 Western Auto Supply Company acquisition and our 2001 acquisition of Discount Auto Parts, or Discount. More recently in 2005, we acquired Autopart International, Inc. and substantially all the assets of Lappen Auto Supply.

In addition to our DIY business we also serve "do-it-for-me," or DIFM, customers via sales to commercial accounts through our retail stores. Since 1996, we have aggressively expanded our sales to DIFM customers through our commercial delivery program. Sales to DIFM customers represented approximately 22% of our sales in 2005 and consisted of sales to both walk-in commercial customers and sales delivered to our commercial customers' places of business, including independent garages, service stations and auto dealers. At December 31, 2005, we had 2,254 stores with commercial delivery programs.

At December 31, 2005, we operated 2,774 stores throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operate under the "Advance Auto Parts" trade name except for certain stores in the state of Florida, which operate under the "Advance Discount Auto Parts" trade name. These stores offer automotive replacement parts, accessories and maintenance items, with no significant concentration in any specific product area. In addition, we operated 36 stores under the "Western Auto" and "Advance Auto Parts" trade names, located primarily in Puerto Rico and the Virgin Islands. The Western Auto stores offer automotive tires and service in addition to automotive parts, accessories and maintenance items. At December 31, 2005, we also operated 62 stores under the "Autopart International" trade name throughout the Northeastern region of the United States.

The following table sets forth the total number of new, closed and relocated stores and stores with commercial delivery programs during fiscal 2005, 2004 and 2003. We lease approximately 80% of our stores.

	Fiscal Year		
	2005	2004	2003
Number of stores at beginning of year	**2,652**	2,539	2,435
New stores[a]	**231**	125	125
Closed stores	**(11)**	(12)	(21)
Number of stores, end of period[b]	**2,872**	2,652	2,539
Relocated stores	**54**	34	32
Stores with commercial delivery programs[c]	**2,254**	1,945	1,625

(a) Includes 61 stores acquired in fiscal 2005 as a result of our Autopart International acquisition and 19 stores acquired in fiscal 2005 as a result of our Lappen Auto Supply acquisition.
(b) Includes seven stores not operating at December 31, 2005, primarily due to hurricane damage.
(c) Includes 62 AI stores operating at December 31, 2005.

We anticipate adding approximately 170 to 180 new Advance Auto Parts stores during 2006, excluding any acquisitions during 2006.

MANAGEMENT OVERVIEW

In 2005, we produced solid earnings primarily reflective of our continued sales momentum and gross margin improvements. These results helped us generate strong cash flow and drive a higher return on our invested capital. Our strong sales were primarily driven by an 8.7% increase in comparable store net sales for the year, our highest comparative sales increase as a public company. Additionally, our average net sales per store rose to more than $1.5 million, which is one of the highest among our major competitors.

We remain focused on the following four goals:

1. Raising average sales per store;
2. Expanding operating margins;
3. Generating strong free cash flow; and
4. Increasing return on invested capital.

We believe our 2005 results also reflect the progress made on the following key initiatives that focus specifically on driving higher sales per store and leveraging our fixed expenses:

- Improving store execution towards "best in class" in automotive aftermarket retail;
- Continued execution of our category management program;
- Continued implementation of our 2010 store remodeling program, now resulting in more than 50% of our chain remodeled;
- Our focus on making our supply chain more responsive and improving our in-stock position;
- Consistent growth and execution of our commercial program;
- Our focus on recruiting, training and retaining high-performing Team Members, especially those who are ASE-certified and/or bilingual; and
- Enhanced national advertising.

Beyond the implementation of our key business initiatives, various conditions that impact our industry continue to remain strong. The number of registered vehicles on the road is at an all time high and continues to increase. The average age of vehicles also continues to increase and is now over nine years old. Additionally, technological changes in newer models and the shift from cars to light trucks and sport utility vehicles have resulted in more expensive replacement parts for these vehicles. We believe the combination of our execution on key business initiatives and favorable industry dynamics will continue to drive our earnings per share growth into the foreseeable future.

The following table highlights certain operating results and key metrics for 2005, 2004 and 2003:

	Fiscal Year		
	2005	2004	2003[1]
Total net sales *(in thousands)*	**$4,264,971**	$3,770,297	$3,493,696
Total commercial net sales *(in thousands)*	**$ 931,320**	$ 693,449	$ 553,003
Comparable store net sales growth	**8.7%**	6.1%	3.1%
DIY comparable store net sales growth	**4.8%**	2.8%	2.4%
DIFM comparable store net sales growth	**25.2%**	22.9%	7.2%
Average net sales per store *(in thousands)*	**$ 1,551**	$ 1,453	$ 1,379
Inventory per store *(in thousands)*	**$ 476,009**	$ 453,035	$ 438,669
Inventory turnover	**1.75**	1.74	1.72
Gross margin	**47.2%**	46.5%	45.9%
Operating margin	**9.6%**	8.7%	8.3%

Note: These metrics should be reviewed along with the footnotes to the table setting forth our selected store data in "Selected Financial Data" located elsewhere in this report. The footnotes contain descriptions regarding the calculation of these metrics.

(1) All financial metrics for 2003 include the 53rd week, except the average net sales per store and inventory turnover metrics.

KEY 2005 EVENTS

The following key events occurred during 2005:

- Began servicing stores from our new Northeast distribution center;
- Acquired substantially all of the assets of Lappen Auto Supply;
- Completed the acquisition of Autopart International, Inc.;
- Commenced a new $300 million stock repurchase program authorized by our Board of Directors;
- Effected a 3-for-2 stock split in the form of a 50% stock dividend;
- Suffered structural damages and disruptions created by three major hurricanes – Katrina, Rita and Wilma; and
- Completed the physical conversion of our Florida stores acquired from Discount Auto Parts.

Acquisitions

On September 14, 2005, we completed the acquisition of Autopart International, Inc., or AI. The acquisition, which included 61 stores throughout New England and New York, a distribution center and AI's wholesale distribution business, will complement our growing presence in the Northeast. AI's business serves the growing commercial market in addition to warehouse distributors and jobbers. The acquisition has been accounted for under the purchase method of accounting. Accordingly, AI's results of operations have been included in our consolidated statement of operations since the acquisition date. The purchase price of $87.4 million, inclusive of contingent consideration of $12.5 million payable no later than April 1, 2006 based upon AI satisfying certain earnings before interest, taxes, depreciation and amortization targets met through December 31, 2005, has been allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. This allocation resulted in the recognition of $50.4 million in goodwill and identifiable intangible assets. Furthermore, an additional $12.5 million is contingently payable based upon the achievement of certain synergies, as defined in the Purchase Agreement, through fiscal 2008, which will be reflected in the statement of operations when earned. In July 2005, we also completed the acquisition of substantially all the assets of Lappen Auto Supply, including 19 stores in the greater Boston metro area.

Stock Repurchase Program

During the third quarter of fiscal 2005, our Board of Directors authorized a new stock repurchase program of up to $300 million of our common stock plus related expenses. The program, which became effective August 15, 2005, replaced the remaining portion of a $200 million stock repurchase program that had been authorized by our Board of Directors during third quarter of fiscal 2004. The program allows us to repurchase our common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission.

Stock Split

On August 10, 2005, our Board of Directors declared a 3-for-2 stock split of our common stock, effected as a 50% stock dividend. The dividend was distributed on September 23, 2005 to holders of record as of September 9, 2005, and our stock began trading on a post-split basis on September 26, 2005. Our results reflect the effect of the stock split for all years represented.

Hurricane and Fire Impact

During the second half of fiscal 2005, Hurricanes Katrina, Rita and Wilma impacted our operations throughout the states of Alabama, Florida, Louisiana, Mississippi and Texas. At the time these storms hit, we operated approximately 750 stores throughout these states. Over 70% of these locations experienced some kind of physical damage and even more suffered sales disruptions. Additionally, we believe we experienced sales disruptions resulting from the economic impact of increased fuel prices on our customer base throughout all of our markets immediately following these hurricanes. We also incurred and recognized incremental expenses associated with compensating our Team Members for scheduled work hours for which stores were closed, and food and supplies provided to our Team Members and their families. While these sales disruptions and related incremental expenses are not recoverable from our insurance carrier, the insurance coverage provides for the recovery of physical damage at cost, damaged merchandise at retail values and damaged capital assets at replacement cost. Additionally, during fiscal 2005 we lost two store locations due to fire.

For the year ended December 31, 2005, we estimated and reflected in earnings the fixed costs of all damage offset by the realizable insurance recoveries, net of deductibles. Accordingly, earnings for 2005 reflect the recovery of substantially all of these fixed costs. A portion of these recoveries includes the settlement with our insurance carrier for the retail value of certain damaged inventory. Moreover, we may receive additional recoveries beyond our recorded receivable as we settle additional claims for damaged inventory at retail value and for damaged capital assets at replacement value.

COMMERCIAL PROGRAM

As indicated in the operating results table above, our commercial program produced strong revenues during fiscal 2005. We attribute this performance to the execution of our commercial plan, which consists of:

- Targeting commercial customers with a hard parts focus;
- Targeting commercial customers who need access to a wide selection of inventory;
- Targeting customers within a tight delivery radius of our stores;
- Moving inventory closer to our commercial customers to ensure quicker deliveries;
- Growing our market share of the commercial market through internal growth and selected acquisitions;
- Providing trained parts experts to assist commercial customers' merchandise selections; and
- Providing credit solutions to our commercial customers through our commercial credit program.

Commercial sales represented approximately 22% of our consolidated total sales for the fiscal year compared to almost 18% in fiscal 2004. At December 31, 2005, we operated commercial programs in 78% of our stores, including the 62 AI stores, up from approximately 73% at the end of the prior fiscal year. We anticipate growing our number of commercial programs to approximately 85% of our total store base over time. We believe we have the potential to grow our share of the commercial business in each of our markets.

We believe the continued execution of our commercial plan and growth in our commercial programs will result in double-digit comparable store net sales growth in our commercial business for the foreseeable future. We believe the acquisition of AI will supplement our commercial growth due to AI's established delivery programs and knowledge of the commercial industry, particularly for foreign makes and models of vehicles.

DISCONTINUED OPERATIONS

Prior to 2004, we operated a wholesale distribution segment under the trade name "Western Auto." On December 19, 2003, we discontinued supplying merchandise to our wholesale distribution network. The wholesale distribution network, or Wholesale, consisted of independently owned and operated dealer locations for which we supplied merchandise inventory and certain services. Due to the wide variety of products supplied to the dealers and the reduced concentration of stores spread over a wide geographic area, it had become difficult to serve these dealers effectively. This component of our business operated in the wholesale segment and excluding certain allocated and Team Member benefit expenses of $2.4 million for fiscal year 2003, represented the entire results of operations previously reported in that segment. We have classified these operating results as discontinued operations in the accompanying consolidated statements of operations for the fiscal year ended January 3, 2004 to reflect this decision. For the fiscal year ended January 1, 2005, the operating results related to the discontinued wholesale business were minimal as a result of recognizing an estimate of exit costs in fiscal 2003.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ from these estimates.

The preparation of our financial statements included the following significant estimates.

Vendor Incentives

We receive incentives in the form of reductions to amounts owed and/or payments from vendors related to cooperative advertising allowances, volume rebates and other promotional considerations. We account for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Certain vendors require us to use cooperative advertising allowances exclusively for advertising. We define these allowances as restricted cooperative advertising allowances and recognize them as a reduction to selling, general and administrative expenses as incremental advertising expenditures are incurred. The remaining cooperative advertising allowances not restricted by our vendors and volume rebates are earned based on inventory purchases and recorded as a reduction to inventory and recognized through cost of sales as the inventory is sold.

We recognize other promotional incentives earned under long-term agreements as a reduction to cost of sales. These incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. Our margins could be impacted positively or negatively if actual purchases or results from any one year differ from our estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are recognized as a reduction to cost of sales over the course of the agreements.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date is included in other current liabilities. Earned amounts that are receivable from vendors are included in receivables except for that portion expected to be received after one year, which is included in other assets.

Inventory Reserves

We establish reserves for inventory shrink, as an increase to our cost of sales, for our stores and distribution centers based on our extensive and frequent cycle counting program. Our estimates of these shrink reserves depend on the accuracy of the program, which is dependent on compliance rates of our facilities and the execution of the required procedures. We evaluate the accuracy of this program on an ongoing basis and believe it provides reasonable assurance for the established reserves.

We have recorded reserves for potentially excess and obsolete inventories based on current inventory levels of discontinued product and historical analysis of the liquidation of discontinued inventory below cost. The nature of our inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to our vendors for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded cost. We develop these estimates based on the determination of return privileges with vendors, the level of credit provided by the vendor and management's estimate of the discounts to recorded cost, if any, required by market conditions. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require us to revise our estimates of required reserves for excess and obsolete inventory and result in a negative impact on our consolidated statement of operations.

Warranty Reserves

Our vendors are primarily responsible for warranty claims. We are responsible for merchandise and services sold under warranty which are not covered by vendor warranties (primarily batteries). We record a reserve for future warranty claims as an increase in our cost of sales based on current sales of the warranted products and historical claim experience. If claims experience differs from historical levels, revisions in our estimates may be required, which could have an impact on our consolidated statement of operations.

Self-Insured Reserves

We are self-insured for general and automobile liability, workers' compensation and the health care claims of our Team Members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. A reserve for liabilities associated with these losses is established for claims filed and claims incurred but not yet reported based upon our estimate of ultimate cost, which we calculate using analyses of historical data, demographic and severity factors and valuations provided by third-party actuaries. Management monitors new claims and claim development as well as negative trends related to the claims incurred but not reported in order to assess the adequacy of our insurance reserves. While we do not expect the amounts ultimately paid to differ significantly from our estimates, our self-insurance reserves and corresponding selling, general and administrative expenses could be affected if future claim experience differs significantly from historical trends and actuarial assumptions.

Leases and Leasehold Improvements

We lease certain store locations, distribution centers, office space, equipment and vehicles. We account for our leases under the provisions of SFAS No. 13, "Accounting for Leases," and subsequent amendments which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentive payments received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction in rent. In addition, leasehold improvements associated with these operating leases are amortized over the shorter of their economic lives or the respective lease terms. The term of each lease is generally the initial term of the lease unless external economic factors were to exist such that renewals potentially provided for in the lease are reasonably assured to be exercised. In those instances the renewal period would be included in the lease term for purposes of establishing an amortization period and determining if such lease qualified as a capital or operating lease.

Closed Store Liabilities

We recognize a reserve for future obligations at the time we close a leased store location. The reserve includes the present value of the remaining lease obligations and management's estimate of future costs for common area maintenance and taxes, offset by the present value of management's estimate of potential subleases and lease buyouts. These estimates are based on current market conditions and our experience of obtaining subleases or buyouts on similar properties. However, our inability to enter into subleases or obtain buyouts due to a change in the economy or prevailing real estate markets for these properties within the estimated timeframe may result in increases or decreases to these reserves and could impact our selling, general and administrative expenses, as well as our consolidated statement of operations and cash flows.

Impairment of Long-Lived Assets

We primarily invest in property and equipment in connection with the opening and remodeling of stores and in computer software and hardware. We periodically review our store locations and estimate the recoverability of our assets, recording an impairment charge, if necessary, when we decide to close the store or otherwise determine that future undiscounted cash flows associated with those assets will not be sufficient to recover the carrying value. This determination is based on a number of factors, including the store's historical operating results and cash flows, estimated future sales growth, real estate development in the area and perceived local market conditions that can be difficult to predict and may be subject to change. In addition, we regularly evaluate our computer-related and other long-lived assets and may accelerate depreciation over the revised useful life if the asset is expected to be replaced or has limited future value. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in income for that period.

Tax Reserves

The determination of our income tax liabilities is based upon the code, regulations, pronouncements and applicable case law of the taxing jurisdictions in which we do business. Applying these complex rules requires significant judgment. We believe our tax positions are fully supportable, but we establish reserves for certain positions which may be successfully challenged. These reserves are adjusted, on a facts and circumstances basis, as challenges are resolved or the relevant tax guidance evolves.

COMPONENTS OF STATEMENT OF OPERATIONS

Net Sales

Net sales consist primarily of comparable store sales and new store net sales. We calculate comparable store sales based on the change in net sales starting once a store has been opened for 13 complete accounting periods. We include relocations in comparable store sales from the original date of opening. We exclude net sales from the 36 Western Auto retail stores from our comparable store sales as a result of their unique product offerings. We also plan to exclude the net sales from the AI stores from our comparable store sales.

Our fiscal year ends on the Saturday closest to December 31 and consists of 52 or 53 weeks. Our 2004 fiscal year began on January 4, 2004 and consisted of 52 weeks, while our 2003 fiscal year began on December 29, 2002 and consisted of 53 weeks. The extra week of operations in fiscal 2003 resulted in our fiscal 2004 consisting of non-comparable calendar weeks to fiscal 2003. To create a meaningful comparable store sales measure for fiscal 2004, we have compared the calendar weeks of 2004 to the corresponding calendar weeks of fiscal 2003. Accordingly, our calculation of comparable stores sales for fiscal 2004 excludes week one of operations from fiscal 2003.

Cost of Sales

Our cost of sales consists of merchandise costs, net of incentives under vendor programs, inventory shrinkage and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs. We seek to avoid fluctuation in merchandise costs and instability of supply by entering into long-term purchasing agreements with vendors when we believe it is advantageous.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of store payroll, store occupancy (including rent), advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of store support center Team Members, store support center administrative office expenses, data processing, professional expenses and other related expenses.

RESULTS OF OPERATIONS

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated:

	Fiscal Year Ended		
	December 31, 2005	January 1, 2005	January 3, 2004
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**52.8**	53.5	54.1
Gross profit	**47.2**	46.5	45.9
Selling, general and administrative expenses	**37.6**	37.8	37.3
Expenses associated with merger and integration	—	—	0.3
Operating income	**9.6**	8.7	8.3
Interest expense	**(0.7)**	(0.5)	(1.1)
Loss on extinguishment of debt	—	(0.1)	(1.4)
Other income, net	**(0.0)**	0.0	0.0
Income tax expense	**3.4**	3.1	2.2
Income from continuing operations before discontinued operations	**5.5**	5.0	3.6
Discontinued operations:			
(Loss) income from operations of discontinued wholesale distribution network	—	(0.0)	(0.0)
(Benefit) provision for income taxes	—	(0.0)	(0.0)
(Loss) income on discontinued operations	—	(0.0)	(0.0)
Net income	**5.5%**	5.0%	3.6%

Fiscal 2005 Compared to Fiscal 2004

Net sales for 2005 were $4,265.0 million, an increase of $494.7 million, or 13.1%, over net sales for 2004. The net sales increase was due to an increase in comparable store sales of 8.7%, contributions from the 151 new stores opened within the last year and sales from acquired operations. The comparable store sales increase was driven by an increase in average ticket sales and a slight increase in customer traffic. We believe these results reflect the execution of the key business initiatives discussed previously in the Management Overview section. In addition, we believe our DIFM sales have increased as a result of the continued execution of our commercial plan as discussed previously in the Commercial Program section.

Gross profit for 2005 was $2,014.5 million, or 47.2% of net sales, as compared to $1,753.4 million, or 46.5% of net sales, in 2004. The increase in gross profit as a percentage of sales reflects continued benefits realized from our category management program in the form of better margins on key product categories and increased incentives under our vendor programs and supply chain efficiencies.

Selling, general and administrative expenses were $1,606.0 million, or 37.6% of net sales for 2005, as compared to $1,424.6 million, or 37.8% of net sales for 2004. For fiscal 2005, we experienced a decrease in selling, general and administrative expenses as a percentage of net sales resulting from our ability to leverage our strong comparable store sales and lower self-insurance expense partially offset by higher fuel and energy costs.

Interest expense for 2005 was $32.4 million, or 0.7% of net sales, as compared to $20.1 million, or 0.5% of net sales, in 2004. The increase in interest expense is a result of both higher average outstanding debt levels and borrowing rates as compared to fiscal 2004.

Income tax expense for 2005 was $144.2 million, as compared to $117.7 million for 2004. This increase in income tax expense primarily reflects our higher earnings. Our effective income tax rate was 38.1% and 38.5% for 2005 and 2004, respectively.

We recorded net income of $234.7 million, or $2.13 per diluted share for 2005, as compared to $188.0 million, or $1.66 per diluted share for 2004. As a percentage of sales, net income for 2005 was 5.5%, as compared to 5.0% for 2004. The earnings per share results reflect the effect of a 3-for-2 stock split of our common stock distributed on September 23, 2005.

Fiscal 2004 Compared to Fiscal 2003

Net sales for 2004 were $3,770.3 million, an increase of $276.6 million, or 7.9%, over net sales for 2003. Excluding the effect of the 53rd week for 2003 our net sales increased $339.6 million, or 9.9%, over net sales for 2003. The net sales increase was due to an increase in comparable store sales of 6.1% and contributions from our 125 new stores opened during fiscal 2004. The comparable store sales increase was primarily the result of increases in both customer traffic and average ticket sales. Overall, we believe our 2010 store format, category management and enhanced nationwide advertising program drove our growth in net sales. In addition, we believe our DIFM sales have increased as a result of the continued execution of our commercial delivery programs in our existing markets and our continued focus on a high level of service to our DIFM customers.

Gross profit for 2004 was $1,753.4 million, or 46.5% of net sales, as compared to $1,604.5 million, or 45.9% of net sales, in 2003. The increase in gross profit as a percentage of sales reflect continued benefits realized from our category management initiatives and reduced inventory shrinkage.

Selling, general and administrative expenses increased to $1,424.6 million, or 37.8% of net sales for 2004, from $1,316.3 million, or 37.6% of net sales for 2003. The increase in selling, general and administrative expenses as a percentage of net sales in 2004 was primarily a result of increased expenses associated with our self-insurance programs, including the increased costs required to close claims below our stop-loss limits and increased medical costs for covered Team Members due to inflation in the health care sector. Selling, general and administrative expenses for 2003 included $10.4 million in merger and integration expenses related to the integration of Discount. These integration expenses were related to, among other things, overlapping administrative functions and store conversion expenses. Excluding the merger and integration expenses from 2003, selling, general and administrative expenses were 37.3% of net sales.

Interest expense for 2004 was $20.1 million, or 0.5% of net sales, as compared to $37.6 million, or 1.1% of net sales, in 2003. The decrease in interest expense is a result of lower overall interest rates due primarily to our redemption of our outstanding senior subordinated notes and senior discount debentures in the first quarter of fiscal 2003. Additionally, the decrease resulted from lower average outstanding debt levels on our senior credit facility throughout fiscal 2004 as compared to fiscal 2003.

Income tax expense for 2004 was $117.7 million, as compared to $78.4 million for 2003. This increase in income tax expense primarily reflected our higher earnings. Our effective income tax rate was 38.5% for both 2004 and 2003.

We recorded net income of $188.0 million, or $1.66 per diluted share for 2004, as compared to $124.9 million, or $1.11 per diluted share for 2003. As a percentage of sales, net income for 2004 was 5.0%, as compared to 3.6% for 2003. Our net income for 2003 included the effect of expenses associated with merger and integration and loss on extinguishment of debt of $35.5 million, or $0.31 per diluted share. These per share amounts reflect the 3-for-2 stock split declared in 2005.

Quarterly Financial Results (in thousands, except per share data)

	16-Weeks Ended 4/23/05	12-Weeks Ended 7/16/05	12-Weeks Ended 10/8/05	12-Weeks Ended 12/31/05	16-Weeks Ended 4/24/04	12-Weeks Ended 7/17/04	12-Weeks Ended 10/9/04	12-Weeks Ended 1/1/05
Net sales	**$1,258,364**	**$1,023,146**	**$1,019,736**	**$963,725**	$1,122,918	$908,412	$890,161	$848,806
Gross profit	**600,931**	**482,050**	**481,415**	**450,082**	520,898	422,302	416,515	393,656
Net income	**$ 68,647**	**$ 65,929**	**$ 60,793**	**$ 39,356**	$ 51,291	$ 53,235	$ 51,393	$ 32,069
Net income per share:								
Basic(1)	**$ 0.64**	**$ 0.61**	**$ 0.56**	**$ 0.36**	$ 0.46	$ 0.47	$ 0.46	$ 0.29
Diluted(1)	**$ 0.63**	**$ 0.60**	**$ 0.55**	**$ 0.36**	$ 0.45	$ 0.47	$ 0.45	$ 0.29

(1) Amounts reflect the effect of a 3-for-2 stock split of our common stock distributed on September 23, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

Our primary cash requirements include the purchase of inventory, capital expenditures and contractual obligations. In addition, we have used available funds to repurchase shares under our stock repurchase program. We have funded these requirements primarily through cash generated from operations supplemented by borrowings under our senior credit facility as needed.

At December 31, 2005, our cash balance was $40.8 million, a decrease of $15.5 million compared to fiscal year-end 2004. Our cash balance decreased primarily due to cash invested in business acquisitions during 2005, partially offset by cash generated from our increased earnings during 2005 as compared to 2004. At December 31, 2005, we had outstanding indebtedness consisting primarily of borrowings of $438.3 million under our senior credit facility, a decrease of $31.2 million from 2004. Additionally, we had $54.6 million in letters of credit outstanding, which reduced our cash availability under the revolving credit facility to $145.4 million.

Capital Expenditures

Our primary capital requirements have been the funding of our continued store expansion program, including new store openings and store acquisitions, store relocations and remodels, inventory requirements, the construction and upgrading of distribution centers, the development and implementation of proprietary information systems and our acquisitions.

Our capital expenditures were $216.2 million in 2005. These amounts included costs related to new store openings, the upgrade of our information systems, remodels and relocations of existing stores, including the completion of our physical conversion of stores acquired in the Discount acquisition to our Advance Auto Parts store format. In 2006 we anticipate that our capital expenditures will be approximately $260.0 million to $280.0 million.

Our new stores, if leased, require capital expenditures of approximately $170,000 per store and an inventory investment of approximately $170,000 per store, net of vendor payables. A portion of the inventory investment is held at a distribution facility. Pre-opening expenses, consisting primarily of store set-up costs and training of new store Team Members, average approximately $20,000 per store and are expensed when incurred.

Our future capital requirements will depend in large part on the number of and timing for new stores we open or acquire within a given year and the number of stores we relocate or remodel. During fiscal 2005, we opened 231 stores, including 80 stores acquired as part of the acquisitions of AI and Lappen Auto Supply. We anticipate adding at least 170 to 180 new stores during fiscal 2006, excluding any acquisitions.

Vendor Financing Program

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. In fiscal 2004, we entered into a short-term financing program with a bank for certain merchandise purchases. In substance, the program allows us to borrow money from the bank to finance purchases from our vendors. This program allows us to reduce further our working capital invested in current inventory levels and finance future inventory growth. Our capacity under this program increased $50 million to $150 million during fiscal 2005. At December 31, 2005, $119.4 million was payable to the bank by us under this program.

Stock Repurchase Program

During the third quarter of fiscal 2005, our Board of Directors authorized a program to repurchase up to $300 million of our common stock plus related expenses. The program, which became effective August 15, 2005, replaced the remaining portion of a $200 million stock repurchase program authorized by our Board of Directors in fiscal 2004. The program allows us to repurchase our common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission. As of December 31, 2005, we had repurchased a total of 1.5 million shares of common stock under the new program, at an aggregate cost of $59.5 million, or an average price of $38.84 per share, excluding related expenses. Under our previous stock repurchase program, we repurchased 7.0 million shares of common stock at an aggregate cost of $189.2 million, or an average price of $26.91 per share, excluding related expenses. At December 31, 2005, $0.9 million of stock repurchases remained unsettled.

During the third quarter of fiscal 2005, we also retired 7.1 million shares of common stock, of which 0.1 million shares were repurchased under the $300 million stock repurchase plan, and 7.0 million shares were repurchased under our previous $200 million stock repurchase program.

At December 31, 2005, we had $240.5 million, excluding related expenses, available for future stock repurchases under the stock repurchase program. As of March 13, 2006, we had repurchased an additional 0.4 million shares of common stock at an aggregate cost of $18.7 million.

Deferred Compensation and Postretirement Plans

We maintain a non-qualified deferred compensation plan established for certain of our key Team Members. This plan provides for a minimum and maximum deferral percentage of the Team Member base salary and bonus, as determined by our Retirement Plan Committee. We fund the plan liability by remitting the Team Members' deferrals to a Rabbi Trust where these deferrals are invested in certain life insurance contracts. Accordingly, the cash surrender value on these contracts is held in the Rabbi Trust to fund the deferred compensation liability. At December 31, 2005, the liability related to this plan was $2.7 million, all of which is current.

We provide certain health care and life insurance benefits for eligible retired Team Members through our postretirement plan. At December 31, 2005, our accrued benefit cost related to this plan was $16.3 million. The plan has no assets and is funded on a cash basis as benefits are paid/incurred. The discount rate that we utilize for determining our postretirement benefit obligation is actuarially determined. The discount rate utilized at December 31, 2005 and January 1, 2005 was 5.5% and 5.75%, respectively. We reserve the right to change or terminate the benefits or contributions at any time. We also continue to evaluate ways in which we can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation and annual expense. Effective second quarter of 2004, we amended the plan to exclude outpatient prescription drug benefits to Medicare eligible retirees effective January 1, 2006. Due to this negative plan amendment, our accumulated postretirement benefit obligation was reduced by $7.6 million, resulting in an unrecognized negative prior service cost in the same amount. The unrecognized negative prior service cost is being amortized over the 13-year estimated remaining life expectancy of the plan participants.

Analysis of Cash Flows

	Fiscal Year		
(in millions)	2005	2004	2003
Cash flows from operating activities	**$325.2**	$263.7	$355.9
Cash flows from investing activities	**(302.8)**	(166.8)	(85.5)
Cash flows from financing activities	**(37.9)**	(52.1)	(272.8)
Net (decrease) increase in cash and cash equivalents	**$(15.5)**	$ 44.8	$ (2.4)

Operating Activities

For fiscal 2005, net cash provided by operating activities increased $61.5 million to $325.2 million. Significant components of this increase consisted of:

- $61.8 million increase from higher net income before the non-cash impact of depreciation and amortization over fiscal 2004;
- $37.8 million increase in cash flow, primarily resulting from the reduction in trade receivables upon the sale of our private label credit card portfolio;
- $42.8 million decrease as a result of higher inventory levels needed for our Northeast distribution center and expansion of the number of stores which carry an extended mix of parts;
- $25.7 million increase in other assets primarily due to timing in the payment of our monthly rent;
- $15.9 million increase in accounts payable reflective of the increase in inventory discussed above; and

- $20.2 million increase in accrued expenses related to the timing of payments for normal operating expenses.

For fiscal 2004, net cash provided by operating activities decreased $92.2 million to $263.7 million. Significant components of this decrease consisted of:

- $63.1 million increase in earnings from fiscal 2003;
- $47.2 million reduction in deferred income tax provision, primarily reflective of (1) the reduction in operating loss carryforwards from prior years and (2) the impact of the loss on extinguishment of debt from fiscal 2003;
- $22.8 million increase in inventory growth; and
- $77.9 million decrease in cash flow from accounts payable, excluding the impact of our vendor financing program which began in fiscal 2004.

Investing Activities

For fiscal 2005, net cash used in investing activities increased by $136.0 million to $302.8 million. Significant components of this increase consisted of:

- $99.3 million used to acquire AI and Lappen Auto Supply, net of cash acquired; and
- capital expenditures of $36.4 million used primarily to accelerate our square footage growth through new stores (including ownership of selected new stores), the acquisition of certain leased stores and an increase in store relocations.

For fiscal 2004, net cash used in investing activities increased by $81.3 million to $166.8 million. The primary increase in cash used in investing activities related to an increase in capital expenditures of $50.0 million for the construction and preparation of our Northeastern distribution center.

Financing Activities

For fiscal 2005, net cash used in financing activities decreased by $14.2 million to $37.9 million. Significant components of this decrease consisted of:

- $40.9 million cash inflow resulting from the timing of bank overdrafts;
- $161.2 million cash outflow resulting from a reduction in net borrowings;
- $105.0 million used for early extinguishment of debt in fiscal 2004;
- $44.8 million decrease in cash used to repurchase shares of our common stock under our stock repurchase program;
- $32.6 million decrease resulting from the repayment of secured borrowings in connection with the reduction of trade receivables discussed above; and
- $13.8 million in cash from the increase in financed vendor accounts payable and proceeds from the exercise of stock options.

For fiscal 2004, net cash used in financing activities decreased by $220.7 million to $52.1 million, primarily due to a cash outflow of $406.4 million during fiscal 2003 for the early redemption of our senior discount debentures and senior subordinated notes. Cash used for financing activities in fiscal 2004 consisted primarily of:

- $146.4 million used to repurchase shares of our common stock under our stock repurchase program;
- a $56.9 million cash inflow associated with inventory purchased under our vendor financing program;
- a $25.0 million increase in net borrowings as a result of $105.0 million in principal prepayments on our previous senior credit facility prior to scheduled maturity, offset by borrowings from our amended senior credit facility; and
- $20.5 million in proceeds from exercises of stock options.

CONTRACTUAL OBLIGATIONS

Our future contractual obligations related to long-term debt, operating leases and other contractual obligations at December 31, 2005 were as follows:

Contractual Obligations	Total	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Thereafter
(in thousands)							
Long-term debt	$ 438,800	$ 32,760	$ 32,093	$ 63,450	$ 52,771	$257,573	$ 153
Interest payments	81,001	11,808	23,460	20,606	17,306	7,818	3
Letters of credit	54,579	54,579	—	—	—	—	—
Operating leases	1,648,238	217,047	194,900	177,156	156,907	135,624	766,604
Purchase obligations(1)	2,014	1,389	500	125	—	—	—
Financed vendor accounts payable	119,351	—	—	—	—	—	—
Other long-term liabilities(2)	74,874	—	—	—	—	—	—
Contingent consideration(3)	$ 12,500	$ 12,500	$ —	$ —	$ —	$ —	$ —

(1) For the purposes of this table, purchase obligations are defined as agreements that are enforceable and legally binding, a term of greater than one year and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments

under our vendor supply agreements nor are our open purchase orders for goods and services binding agreements. Accordingly, we have excluded open purchase orders from this table. The purchase obligations consist of the amount of fuel required to be purchased by us under our fixed price fuel supply agreement and certain commitments for training and development. These agreements expire in May 2006 and March 2008, respectively.

(2) Primarily includes employee benefits accruals, restructuring and closed store liabilities and deferred income taxes for which no contractual payment schedule exists.

(3) Represents contingent portion of AI purchase price payable no later than April 1, 2006 based upon AI satisfying certain earnings before interest, taxes, depreciation and amortization targets met through December 31, 2005.

LONG-TERM DEBT

Senior Credit Facility. Our senior credit facility provides for a tranche A term loan and a tranche B term loan. During fiscal 2004, we used proceeds from these term loans to refinance our tranche D and E term loans and revolver under our previous facility. Additionally, this new senior credit facility provides for a $100 million delayed draw term loan, which was available exclusively for stock buybacks under our stock repurchase program, and a $200.0 million revolving facility, or the revolver (which provides for the issuance of letters of credit with a sub limit of $70.0 million). In conjunction with the fiscal 2004 refinancing, we wrote-off deferred financing costs related to the previous term loans in accordance with EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments." The write-off of these costs combined with additional costs required to establish the new facility resulted in a loss on extinguishment of debt of $2.8 million in the accompanying consolidated statements of operations for the year ended January 1, 2005. Earlier during fiscal 2004, we made $105.0 million of repayments on our previous senior credit facility prior to their scheduled maturity. In conjunction with these partial repayments, we wrote-off $0.4 million, which is also classified as a loss on extinguishment of debt in the accompanying consolidated statement of operations for the year ended January 1, 2005.

At December 31, 2005, our senior credit facility consisted of (1) a tranche A term loan facility with a balance of $170.0 million, a tranche B term loan facility with a balance of $168.3 million, a delayed draw term loan with a balance of $100.0 million and (2) a $200.0 million revolving credit facility (including a letter of credit sub facility) (of which $145.4 million was available as a result of $54.6 million in letters of credit outstanding). The senior credit facility is jointly and severally guaranteed by all of our domestic subsidiaries and is secured by all of our assets and the assets of our existing and future domestic subsidiaries.

The tranche A term loan currently requires scheduled repayments of $7.5 million on March 31, 2006 and quarterly thereafter through December 31, 2006, $10.0 million on March 31, 2007 and quarterly thereafter through December 31, 2007, $12.5 million on March 31, 2008 and quarterly thereafter through June 30, 2009 and $25.0 million due at maturity on September 30, 2009. The tranche B term loan currently requires scheduled repayments of $0.4 million on March 31, 2006 and quarterly thereafter, with a final payment of $160.7 million due at maturity on September 30, 2010. The delayed draw term loan currently requires scheduled repayments of 0.25% of the aggregate principal amount outstanding on March 31, 2006 and quarterly thereafter, with a final payment due at maturity on September 30, 2010. The revolver expires on September 30, 2009.

The interest rates on the tranche A and B term loans, the delayed draw term loan and the revolver are based, at our option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin for the tranche A term loan and revolver is 1.25% and 0.25% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The current margin for the tranche B term loan and the delayed draw term loan is 1.50% and 0.50% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. Additionally, a commitment fee of 0.25% per annum is charged on the unused portion of the revolver, payable in arrears.

In March 2005 we entered into three interest rate swap agreements on an aggregate of $175 million of debt under our senior credit facility. Through the first swap we fixed our LIBOR rate at 4.153% on $50 million of debt for a term of 48 months, expiring March 2009. Through the second swap we fixed our LIBOR rate at 4.255% on $75 million of debt for a term of 60 months, expiring February 2010. In March 2006, the third swap will fix our LIBOR rate at 4.6125% on $50 million of debt for a term of 54 months, expiring in September 2010.

Additionally, we had entered into two additional interest rate swap agreements in March 2003 to limit our cash flow risk on variable rate debt. The first swap allows the Company to fix its LIBOR rate at 2.269% on $75 million of debt for a term of 36 months, expiring in March 2006. The second swap, which fixed our LIBOR rate at 1.79% on $50 million of debt, expired in March 2005.

The senior credit facility is secured by a first priority lien on substantially all of our assets and the assets of our existing domestic subsidiaries, subject to certain exceptions, and will be secured by the properties and assets of our future domestic subsidiaries. The senior credit facility contains covenants restricting the ability of us and our subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of our business and the business conducted by our subsidiaries and (9) change our passive holding company status. We also are required to comply with financial covenants with respect to a maximum leverage ratio, a minimum interest coverage ratio, a minimum current assets to funded senior debt ratio, a maximum senior leverage ratio and limits on capital expenditures. We were in compliance with the above covenants at December 31, 2005.

CREDIT RATINGS

At December 31, 2005, we had a credit rating on our senior credit facility from Standard & Poor's of BB+ and a credit rating of Ba1 from Moody's Investor Service. The current pricing grid used to determine our borrowing rates under our senior credit facility is based on such credit ratings. If these credit ratings decline, our interest expense may increase. Conversely, if these credit ratings increase, our interest expense may decrease.

SEASONALITY

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail at an accelerated rate.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004 the FASB issued SFAS No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

In December 2004 the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25 and subsequently issued stock option related guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

We are required to apply SFAS No. 123R to all stock or stock-based awards outstanding and subsequently granted, modified or settled as of January 1, 2006. SFAS No. 123R requires us to use either the modified-prospective method or modified-retrospective method. Under the modified-prospective method, we must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. Under the modified-retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, SFAS No. 123R permits the use of either the straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

We have completed our analysis of the impact of SFAS No. 123R. We have decided to use the modified-prospective method of implementation as of January 1, 2006. We plan to use the Black-Scholes option pricing model to value all options and straight-line method to amortize this fair value as compensation cost over the required service period. We expect the implementation of SFAS No. 123R will decrease diluted earnings per share by approximately $0.12 for fiscal 2006.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements." This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

In March 2005 the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," or FIN 47. FIN 47 clarifies the term conditional asset retirement obligation used in FASB No. 143 as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation if sufficient information exists to reasonably estimate fair value of the obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation. FIN 47 was effective for fiscal years ending after December 15, 2005. We adopted FIN 47 in the fourth quarter of fiscal 2005 with no impact to our financial condition, results of operations or cash flows.

In February 2006 the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This statement simplifies accounting for certain hybrid instruments currently governed by FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133, by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. This statement also eliminates the guidance in FASB No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," which provides such beneficial interests are not subject to FASB No. 133. This statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for financial instruments acquired or issued after the beginning of our fiscal year 2007. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to cash flow risk due to changes in interest rates with respect to our long-term debt. Our long-term debt currently consists of borrowings under a senior credit facility and is primarily vulnerable to movements in the LIBOR rate. While we cannot predict the impact interest rate movements will have on our debt, exposure to rate changes is managed through the use of hedging activities. At December 31, 2005, approximately $200 million of our bank debt was fixed in accordance with the interest rate swaps described below.

Our future exposure to interest rate risk decreased during fiscal 2005 as a result of entering into three new interest rate swap agreements in March 2005 on an aggregate of $175 million of debt under our senior credit facility. The first swap fixed our LIBOR rate at 4.153% on $50 million of debt for a term of 48 months, expiring in March 2009. The second swap fixed our LIBOR rate at 4.255% on $75 million of debt for a term of 60 months, expiring February 2010. Beginning in March 2006, the third swap will fix our LIBOR rate at 4.6125% on $50 million of debt for a term of 54 months, expiring September 2010.

In March 2003 we entered into two interest rate swap agreements on an aggregate of $125 million of our debt under our credit facility. The first swap allows us to fix our LIBOR rate at 2.269% on $75.0 million of variable rate debt for a term of 36 months, expiring in the first quarter of fiscal 2006. The second swap, which fixed our LIBOR rate at 1.79% on $50.0 million of variable rate debt, expired in March 2005.

The table below presents principal cash flows and related weighted average interest rates on our long-term debt outstanding at December 31, 2005, by expected maturity dates. Additionally, the table includes the notional amounts of our debt hedged and the impact of the anticipated average pay and receive rates of our interest rate swaps through their maturity dates. Expected maturity dates approximate contract terms. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2005. Implied forward rates should not be considered a predictor of actual future interest rates.

	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Thereafter	Total	Fair Market Liability
				(dollars in thousands)				
Long-term debt:								
Variable rate	$ 32,700	$ 32,025	$ 63,375	$ 52,700	$257,500	$—	$438,300	$438,300
Weighted average interest rate	6.1%	6.1%	6.2%	6.3%	6.3%	—	6.3%	—
Interest rate swap:								
Variable to fixed(1)	$250,000	$175,000	$175,000	$175,000	$125,000	$—	$ —	$ 3,090
Weighted average pay rate	—	—	—	—	—	—	—	—
Weighted average receive rate	0.5%	0.4%	0.4%	0.4%	0.3%	—	0.4%	—

(1) Amounts presented may not be outstanding for the entire year.

FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "forecasts," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are included in this statement for purposes of complying with these safe harbor provisions.

These forward-looking statements reflect current views about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this report are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements made in this report. These risks, uncertainties and contingencies include, but are not limited to, the following:

- the implementation of our business strategies and goals;
- our ability to expand our business;
- competitive pricing and other competitive pressures;
- a decrease in demand for our products;
- the occurrence of natural disasters and/or extended periods of inclement weather;
- deterioration in general economic conditions;
- our ability to attract and retain qualified Team Members;
- integration of acquisitions;
- our relationships with our vendors;
- our involvement as a defendant in litigation or incurrence of judgments, fines or legal costs;
- adherence to the restrictions and covenants imposed under our credit facility;
- acts of terrorism; and
- other statements that are not of historical fact made throughout this report, including in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" found in our Form 10-K filed March 16, 2006 with the Securities and Exchange Commission.

We assume no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the Securities and Exchange Commission, and you should not place undue reliance on those statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and January 1, 2005

(in thousands, except per share data)	December 31, 2005	January 1, 2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 40,783**	$ 56,321
Receivables, net	**94,689**	101,969
Inventories, net	**1,367,099**	1,201,450
Other current assets	**45,369**	17,687
Total current assets	**1,547,940**	1,377,427
Property and equipment, net of accumulated depreciation of $564,558 and $474,820	**898,851**	786,212
Assets held for sale	**8,198**	18,298
Goodwill	**67,094**	2,720
Other assets, net	**20,066**	17,305
	$2,542,149	$2,201,962
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank overdrafts	**$ 50,170**	$ 20,184
Current portion of long-term debt	**32,760**	31,700
Financed vendor accounts payable	**119,351**	56,896
Accounts payable	**629,248**	587,948
Accrued expenses	**265,437**	198,479
Other current liabilities	**44,498**	65,918
Total current liabilities	**1,141,464**	961,125
Long-term debt	**406,040**	438,300
Other long-term liabilities	**74,874**	80,222
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	**—**	—
Common stock, voting, $0.0001 par value, 200,000 shares authorized; 109,637 shares issued and 108,198 outstanding in 2005 and 113,917 issued and 108,367 outstanding in 2004	**11**	11
Additional paid-in capital	**564,965**	695,212
Treasury stock, at cost, 1,439 and 5,550 shares	**(55,668)**	(146,370)
Accumulated other comprehensive income	**3,090**	814
Retained earnings	**407,373**	172,648
Total stockholders' equity	**919,771**	722,315
	$2,542,149	$2,201,962

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004

	Fiscal Years Ended		
	2005	2004	2003
(in thousands, except per share data)			
Net sales	**$4,264,971**	$3,770,297	$3,493,696
Cost of sales, including purchasing and warehousing costs	**2,250,493**	2,016,926	1,889,178
Gross profit	**2,014,478**	1,753,371	1,604,518
Selling, general and administrative expenses	**1,605,986**	1,424,613	1,305,867
Expenses associated with merger and integration	—	—	10,417
Operating income	**408,492**	328,758	288,234
Other, net:			
Interest expense	**(32,384)**	(20,069)	(37,576)
Loss on extinguishment of debt	—	(3,230)	(47,288)
Other income, net	**2,815**	289	341
Total other, net	**(29,569)**	(23,010)	(84,523)
Income from continuing operations before provision for income taxes and loss on discontinued operations	**378,923**	305,748	203,711
Provision for income taxes	**144,198**	117,721	78,424
Income from continuing operations before loss on discontinued operations	**234,725**	188,027	125,287
Discontinued operations:			
Loss from operations of discontinued Wholesale Dealer Network (including loss on disposal of $2,693 in 2003)	—	(63)	(572)
Benefit for income taxes	—	(24)	(220)
Loss on discontinued operations	—	(39)	(352)
Net income	**$ 234,725**	$ 187,988	$ 124,935
Net income per basic share from:			
Income from continuing operations before loss on discontinued operations	**$ 2.17**	$ 1.70	$ 1.15
Loss on discontinued operations	—	—	(0.01)
	$ 2.17	$ 1.70	$ 1.14
Net income per diluted share from:			
Income from continuing operations before loss on discontinued operations	**$ 2.13**	$ 1.66	$ 1.12
Loss on discontinued operations	—	—	(0.01)
	$ 2.13	$ 1.66	$ 1.11
Average common shares outstanding	**108,318**	110,846	109,499
Dilutive effect of stock options	**1,669**	2,376	2,616
Average common shares outstanding—assuming dilution	**109,987**	113,222	112,115

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004

(in thousands)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock, at cost Shares	Treasury Stock, at cost Amount	Stockholder Subscription Receivable	Accumulated Other Comprehensive Income	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
Balance, December 28, 2002	—	$—	107,205	$10	$610,189	—	$ —	$(976)	$ (592)	$(140,275)	$468,356
Net income	—	—	—	—	—	—	—	—	—	124,935	124,935
Unrealized gain on hedge arrangement	—	—	—	—	—	—	—	—	63	—	63
Comprehensive income											124,998
Issuance of shares upon the exercise of stock options	—	—	3,401	—	25,407	—	—	—	—	—	25,407
Tax benefit related to exercise of stock options	—	—	—	—	7,964	—	—	—	—	—	7,964
Stock issued as compensation under employee stock purchase plan	—	—	220	—	3,543	—	—	—	—	—	3,543
Repayment of management loans	—	—	—	—	—	—	—	976	—	—	976
Balance, January 3, 2004	—	$—	110,826	$10	$647,103	—	$ —	$ —	$ (529)	$ (15,340)	$631,244
Net income	—	—	—	—	—	—	—	—	—	187,988	187,988
Unrealized gain on hedge arrangement	—	—	—	—	—	—	—	—	1,343	—	1,343
Comprehensive income											189,331
Issuance of shares upon the exercise of stock options	—	—	2,914	1	20,469	—	—	—	—	—	20,470
Tax benefit related to exercise of stock options	—	—	—	—	23,749	—	—	—	—	—	23,749
Stock issued as compensation under employee stock purchase plan	—	—	177	—	3,397	—	—	—	—	—	3,397
Treasury stock purchased	—	—	—	—	—	5,550	(146,370)	—	—	—	(146,370)
Other	—	—	—	—	494	—	—	—	—	—	494
Balance, January 1, 2005	—	$—	113,917	$11	$695,212	5,550	$(146,370)	$ —	$ 814	$ 172,648	$722,315
Net income	—	—	—	—	—	—	—	—	—	234,725	234,725
Unrealized gain on hedge arrangement	—	—	—	—	—	—	—	—	2,276	—	2,276
Comprehensive income											237,001
Issuance of shares upon the exercise of stock options	—	—	2,727	—	28,696	—	—	—	—	—	28,696
Tax benefit related to exercise of stock options	—	—	—	—	30,300	—	—	—	—	—	30,300
Stock issued as compensation under employee stock purchase plan	—	—	110	—	3,286	—	—	—	—	—	3,286
Treasury stock purchased	—	—	—	—	—	3,011	(102,483)	—	—	—	(102,483)
Treasury stock retired	—	—	(7,122)	—	(193,185)	(7,122)	193,185	—	—	—	—
Other	—	—	5	—	656	—	—	—	—	—	656
Balance, December 31, 2005	—	$—	**109,637**	**$11**	**$564,965**	**1,439**	**$ (55,668)**	**$ —**	**$3,090**	**$ 407,373**	**$919,771**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004

	Fiscal Years Ended		
(in thousands)	**2005**	2004	2003
Cash flows from operating activities:			
Net income	**$ 234,725**	$ 187,988	$ 124,935
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**119,938**	104,877	100,737
Amortization of deferred debt issuance costs	**620**	1,082	1,470
Amortization of bond discount	**—**	—	3,640
Stock-based compensation	**3,942**	3,891	3,543
Loss on disposal of property and equipment, net	**503**	447	793
Provision for deferred income taxes	**2,790**	6,508	53,742
Tax benefit related to exercise of stock options	**30,300**	23,749	7,964
Loss on extinguishment of debt	**—**	3,230	47,288
Net decrease (increase) in, net of business acquisitions:			
Receivables, net	**21,819**	(15,945)	17,775
Inventories, net	**(130,426)**	(87,669)	(64,893)
Other assets	**(23,963)**	1,750	(7,216)
Net increase (decrease) in, net of business acquisitions:			
Accounts payable	**35,610**	19,673	97,535
Accrued expenses	**32,805**	12,581	(27,985)
Other liabilities	**(3,452)**	1,632	(3,407)
Net cash provided by operating activities	**325,211**	263,794	355,921
Cash flows from investing activities:			
Purchases of property and equipment	**(216,214)**	(179,766)	(101,177)
Business acquisitions, net of cash acquired	**(99,300)**	—	—
Proceeds from sales of property and equipment	**12,734**	12,944	15,703
Net cash used in investing activities	**(302,780)**	(166,822)	(85,474)
Cash flows from financing activities:			
Increase (decrease) in bank overdrafts	**29,986**	(10,901)	30,216
Increase in financed vendor accounts payable	**62,455**	56,896	—
Early extinguishment of debt	**—**	(105,000)	(647,462)
Borrowings on note payable	**500**	—	—
Borrowings under credit facilities	**1,500**	256,500	452,600
Payments on credit facilities	**(33,200)**	(126,500)	(99,300)
Payment of debt related costs	**—**	(3,509)	(38,330)
Repayment of management loans	**—**	—	976
Proceeds from exercise of stock options	**28,696**	20,470	25,407
Repurchase of common stock	**(101,594)**	(146,370)	—
(Decrease) increase in borrowings secured by trade receivables	**(26,312)**	6,276	3,048
Net cash used in financing activities	**(37,969)**	(52,138)	(272,845)
Net (decrease) increase in cash and cash equivalents	**(15,538)**	44,834	(2,398)
Cash and cash equivalents, beginning of period	**56,321**	11,487	13,885
Cash and cash equivalents, end of period	**$ 40,783**	$ 56,321	$ 11,487

	Fiscal Years Ended		
	2005	2004	2003
Supplemental cash flow information:			
Interest paid	**$ 23,455**	$15,616	$33,904
Income tax payments, net	**115,408**	86,051	10,126
Non-cash transactions:			
Accrued purchases of property and equipment	**39,105**	21,479	9,324
Repurchases of common stock not settled	**889**	—	—
Retirement of common stock	**193,185**	—	—
Unrealized gain on hedge arrangements	**2,276**	1,343	63
Contingent payment accrued on acquisition	**12,500**	—	—
Accounts and note receivable upon disposal of property and equipment	**$ 2,714**	$ 1,225	$ —

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Advance Auto Parts, Inc. ("Advance") conducts all of its operations through its wholly owned subsidiary, Advance Stores Company, Incorporated and its subsidiaries ("Stores"). Advance and Stores (collectively, the "Company") operate 2,872 stores within the United States, Puerto Rico and the Virgin Islands. The Company operates 2,774 stores throughout 40 states in the Northeastern, Southeastern and Midwestern regions of the United States. These stores operate under the "Advance Auto Parts" trade name except for certain stores in the State of Florida which operate under the "Advance Discount Auto Parts" trade name. These stores offer a broad selection of brand name and proprietary automotive replacement parts, accessories and maintenance items for domestic and imported cars and light trucks, with no significant concentration in any specific area. In addition, the Company operates 36 stores under the "Western Auto" and "Advance Auto Parts" trade names, located primarily in Puerto Rico and the Virgin Islands. The Company also operates 62 stores under the "Autopart International" trade name throughout the Northeastern region of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Period

The Company's fiscal year ends on the Saturday nearest the end of December, which results in an extra week every six years. Accordingly, fiscal 2003 includes 53 weeks of operations. All other fiscal years presented include 52 weeks of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Bank Overdrafts

Cash and cash equivalents consist of cash in banks and money market funds with original maturities of three months or less. Bank overdrafts consist of net outstanding checks not yet presented to a bank for settlement.

Vendor Incentives

The Company receives incentives in the form of reductions to amounts owed and/or payments from

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

vendors related to cooperative advertising allowances, volume rebates and other promotional considerations. The Company accounts for vendor incentives in accordance with Emerging Issues Task Force, or EITF, No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Certain vendors require the Company to use cooperative advertising allowances exclusively for advertising. The Company defines these allowances as restricted cooperative advertising allowances and recognizes them as a reduction to selling, general and administrative expenses as incremental advertising expenditures are incurred. The remaining cooperative advertising allowances not restricted by the Company's vendors and volume rebates are earned based on inventory purchases and recorded as a reduction to inventory and recognized through cost of sales as the inventory is sold.

The Company recognizes other promotional incentives earned under long-term agreements as a reduction to cost of sales. These incentives are recognized based on the cumulative net purchases as a percentage of total estimated net purchases over the life of the agreement. The Company's margins could be impacted positively or negatively if actual purchases or results from any one year differ from its estimates; however, the impact over the life of the agreement would be the same. Short-term incentives (terms less than one year) are recognized as a reduction to cost of sales over the course of the agreements.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue is $12,529 and $17,000 at December 31, 2005 and January 1, 2005, respectively. Earned amounts that are receivable from vendors are included in receivables, net on the accompanying consolidated balance sheets, except for that portion expected to be received after one year, which is included in other assets, net on the accompanying consolidated balance sheets.

Preopening Expenses

Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountant's Statement of Position, or SOP, 93-7, "Reporting on Advertising Costs." Gross advertising expense incurred was approximately $95,702, $86,821 and $75,870 in fiscal 2005, 2004 and 2003, respectively.

Merger and Integration Costs

As a result of the acquisition of Discount Auto Parts ("Discount") in 2001, the Company incurred costs related to, among other things, overlapping administrative functions and store conversions, all of which have been expensed as incurred. These costs are presented as expenses associated with the merger and integration in the accompanying statements of operations.

For the fiscal year ended January 3, 2004, the Company incurred $10,417 of merger and integration and merger-related restructuring expenses and none for the years ended December 31, 2005 and January 1, 2005, respectively.

Sales Returns and Allowances

The Company's accounting policy for sales returns and allowances consists of establishing reserves for anticipated returns at the time of sale. The Company anticipated returns based on current sales levels and the Company's historical return experience on a specific product basis.

Warranty Costs

The Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise (primarily batteries) and services sold under warranty, which are not covered by vendors' warranties, are estimated based on the Company's historical experience and are recorded in the period the product is sold. The Company has applied the disclosure requirements of Financial Accounting Standards Board, or FASB, Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including the Indirect Guarantees of Indebtedness of Others," as they relate to warranties. The following table presents changes in our defective and warranty reserves:

	December 31, 2005	January 1, 2005	January 3, 2004
Defective and warranty reserve, beginning of period	**$ 10,960**	$ 15,578	$ 15,620
Reserves established	**14,268**	13,071	13,755
Reserves utilized[1]	**(13,876)**	(17,689)	(13,797)
Defective and warranty reserve, end of period	**$ 11,352**	$ 10,960	$ 15,578

(1) Reserves at the beginning of fiscal 2004 included $1,656 of reserves established for the transition of the discontinued operations of the wholesale dealer network. Substantially all these reserves were utilized during fiscal 2004.

Revenue Recognition and Trade Receivables

The Company recognizes merchandise revenue at the point of sale to customers. The Company establishes reserves for returns and allowances at the time of sale based on current sales levels and historical return rates. The majority of sales are made for cash; however, the Company extends credit to certain commercial customers through a third-party provider of private label credit cards. In August 2005, the Company began using a new third party to process its private label credit card transactions subsequent to the sale of its existing credit card portfolio. Under the new arrangement, receivables under the private label credit card program are generally transferred to a new third-party provider with no recourse. The Company will continue to transfer a limited amount of receivables with recourse. The Company provides an allowance for doubtful accounts on receivables sold with recourse based upon factors related to credit risk of specific customers, historical trends and other information. Receivables sold with recourse are accounted for as a secured borrowing. Receivables and the related secured borrowings under the private label credit card were $587 and $26,898 at December 31, 2005 and January 1, 2005, respectively, and are included in accounts receivable and other current liabilities, respectively, in the accompanying consolidated balance sheets.

Earnings Per Share of Common Stock

Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share of common stock reflects the increase in the weighted-average number of common shares outstanding assuming the exercise of outstanding stock options, calculated on the treasury stock method. There were 517, 510 and 89 antidilutive options for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004, respectively.

Stock Split

On August 10, 2005, the Company's Board of Directors declared a 3-for-2 stock split of the Company's common stock, effected as a 50% stock dividend. The dividend was distributed on September 23, 2005 to holders of record as of September 9, 2005 and the Company's stock began trading on a post-split basis on September 26, 2005. All share and per share amounts in the accompanying consolidated financial statements have been restated to reflect the effects of the stock split.

Accounting for Stock-Based Compensation

The Company has stock-based compensation plans including fixed stock option plans, deferred stock units and an employee stock purchase plan. As permitted under Statement of Financial Accounting Standard, or SFAS, No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock options using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the measurement date over the exercise price. Accordingly, the Company has not recognized compensation expense on the issuance of its fixed options as the exercise price equaled the fair market value of the underlying stock on the grant date. In addition, the Company has not recognized compensation expense under APB No. 25 for its employee stock purchase plan since it is a plan that qualifies under Section 423 of the Internal Revenue Code of 1986, as amended. The issuance of deferred stock units results in compensation expense as discussed in the Equity Stock-Based Compensation footnote (Note 20).

As required by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure an amendment of FASB Statement No. 123," the following table reflects the impact on net income and earnings per share as if the Company had adopted the fair value method of recognizing stock-based compensation costs as prescribed by SFAS No. 123.

	2005	2004	2003
Net income, as reported	**$234,725**	$187,988	$124,935
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	**225**	304	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(9,622)**	(5,977)	(4,636)
Pro forma net income	**$225,328**	$182,315	$120,299
Net income per share:			
Basic, as reported	**$ 2.17**	$ 1.70	$ 1.14
Basic, pro forma	**2.08**	1.64	1.10
Diluted, as reported	**2.13**	1.66	1.11
Diluted, pro forma	**2.04**	1.61	1.07

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.7%	3.3%	3.1%
Expected dividend yield	—	—	—
Expected stock price volatility	33.2%	34.3%	41.0%
Expected life of stock options	4 years	4 years	4 years

The weighted average fair value of stock options granted during fiscal 2005, 2004 and 2003 used in computing pro forma compensation expense was $10.54, $8.28 and $5.07 per share, respectively.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company tests goodwill for impairment at least on an annual basis. Testing for impairment is a two-step process as prescribed in SFAS No. 142. The first step is a review for potential impairment, while the second step measures the amount of impairment, if any. Under the guidelines of SFAS No. 142, the Company is required to perform an impairment test at least on an annual basis at any time during the fiscal year provided the test is performed at the same time every year. The Company has elected to complete its annual impairment test as of the end of its third quarter. An impairment loss would be recognized when the assets' fair value is below their carrying value.

Valuation of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires the review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable and exceeds its fair value.

Significant factors, which would trigger an impairment review, include the following:

- Significant negative industry trends;
- Significant changes in technology;
- Significant underutilization of assets; and
- Significant changes in how assets are used or are planned to be used.

When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. These impairment evaluations involve estimates of asset useful lives and future cash flows. If the undiscounted expected future cash flows are less than the carrying amount of the asset and the carrying amount of the asset exceeds its fair value, an impairment loss is recognized. Management utilizes an expected present value technique, which uses a risk-free rate and multiple cash flow scenarios reflecting the range of possible outcomes, to estimate fair value of the asset. Actual useful lives and cash flows could differ from those estimated by management using these techniques, which could have a material affect on our results of operations, financial position or liquidity. There were no reductions to the carrying amounts currently assigned to the Company's long-lived assets during fiscal years 2005, 2004 and 2003, respectively.

Financed Vendor Accounts Payable

In fiscal 2004, the Company entered a short-term financing program with a bank allowing it to extend its payment terms on certain merchandise purchases. The substance of the program is for the Company to borrow money from the bank to finance purchases from vendors. The Company records any discount given by the vendor to the value of its inventory and accretes this discount to the resulting short-term payable to the bank through interest expense over the extended term. At December 31, 2005 and January 1, 2005, $119,351 and $56,896, respectively, was payable to the bank by the Company under this program and is included in the accompanying condensed consolidated balance sheets as Financed Vendor Accounts Payable.

Lease Accounting

The Company leases certain store locations, distribution centers, office space, equipment and vehicles, some of which are with related parties. Initial terms for facility leases are typically 10 to 15 years, followed by additional terms containing renewal options at five year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the initial term of the lease unless external economic factors exist such that renewals are reasonably assured, in which case the Company would include the renewal period in its amortization period. In those instances the renewal period would be included in the lease term for purposes of establishing an amortization period and determining if such lease qualified as a capital or operating lease. In addition to minimum fixed rentals, some leases provide for contingent facility rentals. Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities as defined in the individual lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Hedge Activities

The Company has entered into interest rate swap agreements to limit its cash flow risk on its variable rate debt. In March 2005 the Company entered into three interest rate swap agreements on an aggregate of $175,000 of debt under its senior credit facility. The detail for the individual swaps is as follows:

- The first swap fixed the Company's LIBOR rate at 4.153% on $50,000 of debt for a term of 48 months, expiring in March 2009.
- The second swap fixed the Company's LIBOR rate at 4.255% on $75,000 of debt for a term of 60 months, expiring in February 2010.
- Beginning in March 2006, the third swap will fix the Company's LIBOR rate at 4.6125% on $50,000 of debt for a term of 54 months, expiring in September 2010.

Additionally, the Company entered into two interest rate swap agreements in March 2003 to limit its cash flow risk on an aggregate of $125,000 of its variable rate debt. The first swap allows the Company to fix its LIBOR rate at 2.269% on $75,000 of debt for a term of 36 months, expiring in March 2006. The second swap, which fixed the Company's LIBOR rate at 1.79% on $50,000 of variable rate debt, expired in March 2005.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133, the fair value of these hedges is recorded as an asset or liability in the accompanying consolidated balance sheets at December 31, 2005 and January 1, 2005, respectively. The Company uses the "matched terms" accounting method as provided by Derivative Implementation Group Issue No. G9, "Assuming No Ineffectiveness When Critical Terms of the Hedging Instrument and the Hedge Transaction Match in a Cash Flow Hedge," for the interest rate swaps. Accordingly, the Company has matched the critical terms of each hedge instrument to the hedged debt. Therefore, the Company has recorded all adjustments to the fair value of the hedge instruments in accumulated other comprehensive income through the maturity date of the applicable hedge arrangement. The fair value at December 31, 2005 was an unrecognized gain of $3,090 on the swaps. Any amounts received or paid under these hedges will be recorded in the statement of operations as earned or incurred. Comprehensive income for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004 is as follows:

	December 31, 2005	January 1, 2005	January 3, 2004
Net income	**$234,725**	$187,988	$124,935
Unrealized gain on hedge arrangements	**2,276**	1,343	63
Comprehensive income	**$237,001**	$189,331	$124,998

Based on the estimated current and future fair values of the hedge arrangements at December 31, 2005, the Company estimates amounts currently included in accumulated other comprehensive income that will be reclassified to earnings in the next 12 months will consist of a gain of $1,101 associated with the interest rate swaps.

Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," defines how operating segments are determined and requires disclosures about products, services, major customers and geographic areas. Subsequent to the disposal of the Company's Wholesale Distribution Network (Note 5) and prior to the acquisition of Autopart International, or AI, in September 2005, the Company operated in one business segment as defined by the provisions of SFAS No. 131. AI's results of operations and financial position for the year ended December 31, 2005 were insignificant to our consolidated operations due to the timing of the acquisition. In addition, the Company is evaluating the nature of the AI operations as it relates to the Company's consolidated operations and related segment disclosure requirements, if any.

Recent Accounting Pronouncements

In November 2004 the FASB issued SFAS No. 151, "Inventory Costs." The statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In December 2004 the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

and supersedes APB Opinion No. 25 and subsequently issued stock option related guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Company is required to apply SFAS No. 123R to all stock or stock-based awards outstanding and subsequently granted, modified or settled as of January 1, 2006. SFAS No. 123R requires the Company to use either the modified-prospective method or modified-retrospective method. Under the modified-prospective method, the Company must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. Under the modified-retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, SFAS No. 123R permits the use of either the straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

The Company has completed its analysis of the impact of SFAS No. 123R. It has decided to use the modified-prospective method of implementation as of January 1, 2006. The Company plans to use the Black-Scholes option pricing model to value all options and straight-line method to amortize this fair value as compensation cost over the required service period. The Company expects the implementation of SFAS No. 123R will decrease diluted earnings per share by approximately $0.12 for fiscal 2006.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements." This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In March 2005 the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," or FIN 47. FIN 47 clarifies the term conditional asset retirement obligation used in SFAS No. 143, "Accounting for Asset Retirement Obligations," as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation if sufficient information exists to reasonably estimate fair value of the obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation. FIN 47 was effective for fiscal years ending after December 15, 2005. The Company adopted FIN 47 in the fourth quarter of fiscal 2005 with no impact to its financial condition, results of operations or cash flows.

In February 2006 the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This statement simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133 by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. This statement also eliminates the guidance in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized

Financial Assets," which provides such beneficial interests are not subject to SFAS No. 133. This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for financial instruments acquired or issued after the beginning of the Company's fiscal year 2007. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

3. ACQUISITIONS:

On September 14, 2005, the Company completed its acquisition of Autopart International, Inc. The acquisition, which included 61 stores throughout New England and New York, a distribution center and AI's wholesale distribution business, will complement the Company's growing presence in the Northeast. AI's business serves the growing commercial market in addition to warehouse distributors and jobbers.

The acquisition has been accounted for under the provisions of SFAS No. 141, "Business Combinations," or SFAS No. 141, and, accordingly, AI's results of operations have been included in the Company's consolidated statement of operations from the acquisition date to December 31, 2005. The total purchase price of AI consists of $87,440, of which $74,940 was paid upon closing with an additional $12,500 of contingent consideration payable no later than April 1, 2006 based upon AI satisfying certain earnings before interest, taxes, depreciation and amortization targets through December 31, 2005. Furthermore, an additional $12,500 is payable upon the achievement of certain synergies, as defined in the Purchase Agreement, through fiscal 2008. In accordance with SFAS No. 141, this additional payment does not represent contingent consideration and will be reflected in the statement of operations when earned. Due to the timing of this acquisition, the purchase price has preliminarily been allocated to the assets acquired and the liabilities assumed based upon estimates of fair values at the date of acquisition. This preliminary allocation resulted in the recognition of $50,439 in goodwill, all of which is deductible for tax purposes, and is subject to the finalization of the valuation of certain identifiable intangibles. The following table summarizes the amounts assigned to assets acquired and liabilities assumed at the date of acquisition:

	September 14, 2005
Cash	$ 223
Receivables	10,224
Inventories	28,913
Other current assets	812
Property and equipment	5,332
Goodwill	50,439
Other assets	447
Total assets acquired	$96,390
Accounts payable	(5,690)
Current liabilities	(3,054)
Other long-term liabilities	(206)
Total liabilities assumed	(8,950)
Net assets acquired	$87,440

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place at the beginning of the applicable periods:

	December 31, 2005	January 1, 2005	January 3, 2004
Net sales	**$4,337,461**	$3,857,646	$3,577,239
Net income	**238,290**	189,138	126,207
Earnings per diluted share	**$ 2.17**	$ 1.67	$ 1.13

In addition to the AI acquisition, the Company also completed the acquisition of substantially all the assets of Lappen Auto Supply during the third quarter, including 19 stores in the greater Boston area.

4. CATASTROPHIC LOSSES AND INSURANCE RECOVERIES:

During the second half of fiscal 2005, the Company suffered losses resulting from Hurricanes Katrina, Rita and Wilma as well as two stores damaged by fire. The Company has estimated and recognized the fixed costs of these events including the write-off of damaged merchandise at cost, damaged capital assets at net book value and required repair costs. Moreover, these hurricanes caused significant sales disruptions primarily from store closures, stores operating on limited hours and lower sales trends due to evacuations. The Company also incurred and recognized incremental expenses associated with compensating Team Members for scheduled work hours for which stores were closed and food and supplies provided to Team Members and their families. While these costs and sales disruptions are not recoverable from the Company's insurance carrier, the Company does maintain property insurance against the fixed

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

costs of the related physical damage including the recovery of damaged merchandise at retail values and damaged capital assets at replacement cost. Prior to December 31, 2005, the Company and the insurance carrier settled in full a claim for the retail value of certain merchandise inventory damaged by Hurricanes Katrina and Wilma. The Company has evaluated and recognized a receivable for the recovery of these fixed costs, net of deductibles. The following table represents the net impact of certain insured fixed costs less recoveries as reflected in the selling, general and administrative line of the accompanying condensed consolidated statement of operations for the fiscal year ended December 31, 2005. At December 31, 2005, seven stores remain closed as a result of these events.

	December 31, 2005
Estimated fixed costs	$15,351
Insurance recovery of fixed costs, net of deductibles	(6,518)
Insurance recovery for merchandise inventories settled during the year, net of deductibles	(8,941)
Net expense	$ (108)[a]

(a) Does not include the earnings impact of sales disruptions.

The Company expects the above insurance recoveries that have not been settled in full will be collected within the next twelve months. The Company expects to recognize additional recoveries in future quarters primarily representing the remaining retail value of damaged merchandise and the replacement value of damaged capital assets not previously settled.

5. DISCONTINUED OPERATIONS:

On December 19, 2003, the Company discontinued the supply of merchandise to its Wholesale Distribution Network, or Wholesale. Wholesale consisted of independently owned and operated dealer locations, for which the Company supplied merchandise inventory. This component of the Company's business operated in the Company's previously reported wholesale segment. The Company has accounted for the discontinuance of the wholesale segment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company has classified these operating results as discontinued operations in the accompanying consolidated statements of operations for the fiscal year ended January 3, 2004. For the fiscal year ended January 3, 2004, the Wholesale Distribution Network had revenues of $52,486. For the fiscal year ended January 1, 2005, the operating results related to the discontinued wholesale business were minimal as a result of recognizing an estimate of exit costs in fiscal 2003.

The discontinued wholesale segment, excluding certain allocated and Team Member benefit expenses, represented the entire results of operations previously reported in that segment. These excluded expenses represented $2,361 of allocated and Team Member benefit expenses for fiscal 2003, which remain a component of income from continuing operations and have therefore been excluded from discontinued operations. The Company has allocated corporate interest expenses incurred under the Company's senior credit facility and subordinated notes. The allocated interest complies with the provisions of Emerging Issue Task Force No. 87-24, "Allocation of Interest to Discontinued Operations," and is reported in discontinued operations on the accompanying statement of operations. This amount was $484 for fiscal 2003. The loss on the discontinued operations of Wholesale for fiscal 2003 included $2,693 of exit costs as follows:

Severance costs	$1,183
Warranty allowances	1,656
Other	(146)
Total exit costs	$2,693

6. CLOSED STORE AND RESTRUCTURING LIABILITIES:

The Company continually reviews the operating performance of its existing store locations and closes certain locations identified as under performing. Closing an under performing location has not resulted in the elimination of the operations and associated cash flows from the Company's ongoing operations as the Company transfers those operations to another location in the local market. The Company maintains closed store liabilities that include liabilities for these exit activities and liabilities assumed through past acquisitions that are similar in nature but recorded by the acquired companies prior to acquisition. The Company had also maintained restructuring liabilities recorded through purchase accounting that reflected costs of the plan to integrate the acquired operations into the Company's business. These integration plans related to the operations acquired in the fiscal 1998 merger with Western Auto Supply Company, or Western, and the fiscal 2001 acquisition of Discount.

The following table presents a summary of the activity for both of these liabilities:

	Severance	Relocation	Other Exit Costs	Total
Closed Store Liabilities, December 28, 2002	$ —	$ —	$ 8,892	$ 8,892
New provisions	—	—	1,190	1,190
Change in estimates	—	—	1,522	1,522
Reserves utilized	—	—	(5,197)	(5,197)
Closed Store Liabilities, January 3, 2004	—	—	6,407	6,407
New provisions	—	—	1,141	1,141
Change in estimates	—	—	580	580
Reserves utilized	—	—	(3,541)	(3,541)
Closed Store Liabilities, January 1, 2005	—	—	4,587	4,587
New provisions	—	—	2,345	2,345
Change in estimates	—	—	465	465
Reserves utilized	—	—	(3,890)	(3,890)
Closed Store Liabilities, December 31, 2005	$ —	$ —	$ 3,507	$ 3,507
Restructuring Liabilities, December 28, 2002	1,652	25	2,626	4,303
Change in estimates	—	—	(1,178)	(1,178)
Reserves utilized	(1,598)	(25)	(452)	(2,075)
Restructuring Liabilities, January 3, 2004	54	—	996	1,050
Change in estimates	—	—	(86)	(86)
Reserves utilized	(54)	—	(486)	(540)
Restructuring Liabilities, January 1, 2005	—	—	424	424
Change in estimates	—	—	132	132
Reserves utilized	—	—	(249)	(249)
Restructuring Liabilities, December 31, 2005	$ —	$ —	$ 307	$ 307
Total Closed Store and Restructuring Liabilities at December 31, 2005	$ —	$ —	$ 3,814	$ 3,814

New provisions established for closed store liabilities include the present value of the remaining lease obligations and management's estimate of future costs of insurance, property tax and common area maintenance reduced by the present value of estimated revenues from subleases and lease buyouts and are established by a charge to selling, general and administrative costs in the accompanying consolidated statements of operations at the time the facilities actually close. The Company currently uses discount rates ranging from 4.5% to 7.8% for estimating these liabilities.

From time to time these estimates require revisions that affect the amount of the recorded liability. The above change in estimates relate primarily to changes in assumptions associated with the revenue from subleases. The effect of changes in estimates for the closed store liabilities is netted with new provisions and included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Changes in estimates associated with restructuring liabilities resulted in adjustments to the carrying value of property and equipment, net on the accompanying consolidated balance sheets and did not affect the Company's consolidated statement of operations. The closed store and restructuring liabilities are recorded in accrued expenses (current portion) and other long-term liabilities (long-term portion) in the accompanying consolidated balance sheets.

7. RECEIVABLES:

Receivables consist of the following:

	December 31, 2005	January 1, 2005
Trade	**$13,733**	$ 34,654
Vendor	**63,161**	60,097
Installment	**5,622**	7,506
Insurance recovery	**13,629**	5,877
Other	**3,230**	1,938
Total receivables	**99,375**	110,072
Less: Allowance for doubtful accounts	**(4,686)**	(8,103)
Receivables, net	**$94,689**	$101,969

In August 2005, the Company began using a new third party provider to process its private label credit card transactions related to its commercial business. In conjunction with this transition, the Company sold the credit card portfolio for proceeds totaling $33,904. Accordingly, the Company's previously recorded receivable balance recognized under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets," of $34,684 and the corresponding allowance for doubtful accounts of $2,580 were reduced to zero. Additionally, the Company repaid its borrowings previously secured by these trade receivables; the overall impact was a benefit of $1,800 recorded as a reduction of bad debt expense.

8. INVENTORIES, NET:

Inventories are stated at the lower of cost or market, cost being determined using the last-in, first-out ("LIFO") method for approximately 93% and 92% of inventories at December 31, 2005 and January 1, 2005, respectively. Under the LIFO method, the Company's cost of sales reflects the costs of the most currently purchased inventories while the inventory

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

carrying balance represents the costs relating to prices paid in prior years. The Company's costs to acquire inventory have been generally decreasing in recent years as a result of its significant growth. Accordingly, the cost to replace inventory is less than the LIFO balances carried for similar product. The Company recorded an increase in cost of sales of $526 for fiscal year ended 2005 and reductions to cost of sales of $11,212 and $2,156 for fiscal years ended 2004 and 2003, respectively.

The remaining inventories are comprised of product cores, which consist of the non-consumable portion of certain parts and batteries and are valued under the first-in, first-out ("FIFO") method. Core values are included as part of our merchandise costs and are either passed on to the customer or returned to the vendor. Additionally, these products are not subject to the frequent cost changes like our other merchandise inventory, thus, there is no material difference from applying either the LIFO or FIFO valuation methods.

The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at December 31, 2005 and January 1, 2005, were $92,833 and $81,458, respectively. Inventories consist of the following:

	December 31, 2005	January 1, 2005
Inventories at FIFO, net	**$1,294,310**	$1,128,135
Adjustments to state inventories at LIFO	**72,789**	73,315
Inventories at LIFO, net	**$1,367,099**	$1,201,450

Replacement cost approximated FIFO cost at December 31, 2005 and January 1, 2005.

Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program in all distribution centers, Parts Delivered Quickly warehouses, or PDQ®s, Local Area Warehouses, or LAWs, and retail stores to ensure the accuracy of the perpetual inventory quantities of both merchandise and core inventory. The Company establishes reserves for estimated shrink based on historical accuracy and effectiveness of the cycle counting program. The Company also establishes reserves for potentially excess and obsolete inventories based on current inventory levels of discontinued product and the historical analysis of the liquidation of discontinued inventory below cost. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company provides reserves when less than full credit is expected from a vendor or when liquidating product will result in retail prices below recorded costs. The Company's reserves against inventory for these matters were $22,825 and $21,929 at December 31, 2005 and January 1, 2005, respectively.

9. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Amortization of building and leasehold improvements is provided over the shorter of the original useful lives of the respective assets or the term of the lease using the straight-line method. The term of the lease is generally the initial term of the lease unless external economic factors exist such that renewals are reasonably assured in which case, the renewal period would be included in the lease term for purposes of establishing an amortization period. Depreciation and amortization expense was $119,938, $104,877 and $100,737 for the fiscal years ended 2005, 2004 and 2003, respectively.

Property and equipment consists of the following:

	Original Useful Lives	December 31, 2005	January 1, 2005
Land and land improvements	0–10 years	**$ 212,110**	$ 187,624
Buildings	40 years	**295,699**	240,447
Building and leasehold improvements	10–40 years	**159,568**	133,415
Furniture, fixtures and equipment	3–12 years	**745,142**	632,312
Vehicles	2–10 years	**35,339**	32,963
Construction in progress		**11,035**	29,936
Other		**4,516**	4,335
		1,463,409	1,261,032
Less – Accumulated depreciation and amortization		**(564,558)**	(474,820)
Property and equipment, net		**$ 898,851**	$ 786,212

The Company capitalized approximately $6,584, $4,625 and $5,423 incurred for the development of internal use computer software in accordance with the American Institute of Certified Public Accountant's Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," during fiscal 2005, fiscal 2004 and fiscal 2003, respectively. These costs are included in the furniture, fixtures and equipment category above and are depreciated on the straight-line method over three to seven years.

10. ASSETS HELD FOR SALE:

The Company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the carrying amount or the fair market value less selling costs. At December 31, 2005 and January 1, 2005, the Company's assets held for sale were $8,198 and $18,298, respectively, primarily consisting of closed stores as a result of the Discount integration and a closed distribution center.

11. ACCRUED EXPENSES:

Accrued expenses consist of the following:

	December 31, 2005	January 1, 2005
Payroll and related benefits	**$ 58,553**	$ 50,753
Warranty	**11,352**	10,960
Capital expenditures	**39,105**	21,479
Self-insurance reserves	**39,840**	30,605
Other	**116,587**	84,682
Total accrued expenses	**$265,437**	$198,479

12. OTHER LONG-TERM LIABILITIES:

Other long-term liabilities consist of the following:

	December 31, 2005	January 1, 2005
Employee benefits	**$17,253**	$18,658
Restructuring and closed store liabilities	**2,231**	3,122
Deferred income taxes	**36,958**	43,636
Other	18,432	14,806
Total other long-term liabilities	**$74,874**	$80,222

13. LONG-TERM DEBT:

Long-term debt consists of the following:

	December 31, 2005	January 1, 2005
Senior Debt:		
Tranche A, Senior Secured Term Loan at variable interest rates (5.66% and 3.92% at December 31, 2005 and January 1, 2005, respectively), due September 2009	**$170,000**	$200,000
Tranche B, Senior Secured Term Loan at variable interest rates (5.89% and 4.17% at December 31, 2005 and January 1, 2005, respectively), due September 2010	**168,300**	170,000
Delayed Draw, Senior Secured Term Loan at variable interest rates (5.91% and 4.22% at December 31, 2005 and January 1, 2005, respectively), due September 2010	**100,000**	100,000
Revolving facility at variable interest rates (5.66% and 3.92% at December 31, 2005 and January 1, 2005, respectively) due September 2009	—	—
Other	**500**	—
	438,800	470,000
Less: Current portion of long-term debt	**(32,760)**	(31,700)
Long-term debt, excluding current portion	**$406,040**	$438,300

On November 3, 2004, the Company entered into a new amended and restated $670,000 senior credit facility. This new senior credit facility initially provided for a $200,000 tranche A term loan and a $170,000 tranche B term loan. Proceeds from these term loans were used to refinance the Company's previously existing tranche D and E term loans and revolver under the Company's previous senior credit facility. Additionally, the new senior credit facility initially provided for a $100,000 delayed draw term loan, which was available exclusively for stock buybacks under the Company's stock repurchase program, and a $200,000 revolving facility, or the revolver (which provides for the issuance of letters of credit with a sub limit of $70,000).

In conjunction with this refinancing, the Company wrote-off existing deferred financing costs related to the Company's tranche D and E term loans in accordance with EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments." The write-off of these costs combined with the related refinancing costs incurred to set up the new credit facility resulted in a loss on extinguishment of debt of $2,818 in the accompanying consolidated statements of operations for the year ended January 1, 2005. During fiscal 2004, prior to the refinancing of its credit facility, the Company repaid $105,000 in debt prior to its scheduled maturity. In conjunction with these partial repayments, the Company wrote-off deferred financing costs in the amount of $412, which is classified as a loss on extinguishment of debt in the accompanying consolidated statement of operations for the year ended January 1, 2005.

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

At December 31, 2005, the senior credit facility provided for (1) $438,300 in term loans (as detailed above) and (2) $200,000 under a revolving credit facility (which provides for the issuance of letters of credit with a sub limit of $70,000). As of December 31, 2005, the Company had $54,579 in letters of credit outstanding, which reduced availability under the credit facility to $145,421. In addition to the letters of credit, the Company maintains approximately $1,607 in surety bonds issued by its insurance provider primarily to utility providers and the departments of revenue for certain states. These letters of credit and surety bonds generally have a term of one year or less.

The tranche A term loan currently requires scheduled repayments of $7,500 on March 31, 2006 and quarterly thereafter through December 31, 2006, $10,000 on March 31, 2007 and quarterly thereafter through December 31, 2007, $12,500 on March 31, 2008 and quarterly thereafter through June 30, 2009 and $25,000 due at maturity on September 30, 2009. The tranche B term loan currently requires scheduled repayments of $425 on March 31, 2006 and quarterly thereafter, with a final payment of $160,650 due at maturity on September 30, 2010. The delayed draw term loan currently requires scheduled repayments of 0.25% of the aggregate principal amount outstanding on March 31, 2006 and quarterly thereafter, with a final payment due at maturity on September 30, 2010. The revolver expires on September 30, 2009. In addition, the Pennsylvania Department of Community and Economic Development machinery and equipment loan fund, or MELF, loan currently requires nominal monthly principal repayments ranging from $5 to $7 until maturity on January 1, 2010.

The interest rates on the tranche A and B term loans, the delayed term loan and the revolver are based, at the Company's option, on an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. The current margin for the tranche A term loan and revolver is 1.25% and 0.25% per annum for the adjusted LIBOR and alternate base rate borrowings, respectively. The current margin for the tranche B loan and the delayed draw term loan is 1.50% and 0.50% per annum for the adjusted LIBOR and alternative base rate borrowings, respectively. Additionally, a commitment fee of 0.25% per annum will be charged on the unused portion of the revolver, payable in arrears. The effective interest rate on the MELF loan is 2.75%.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, with (1) 50% of the Excess Cash Flow (as defined in the senior credit facility) unless the Company's Senior Leverage Ratio (as defined in the senior credit facility) at the end of any fiscal year is less than or equal to 1.00, in which case 25% of Excess Cash Flow for such fiscal year will be required to be repaid, (2) 100% of the net cash proceeds of all asset sales or other dispositions of property by the Company and its subsidiaries, subject to certain exceptions (including exceptions for reinvestment of certain asset sale proceeds within 270 days of such sale and certain sale-leaseback transactions), and (3) 100% of the net proceeds of certain issuances of debt or equity by the Company and its subsidiaries.

Voluntary prepayments and voluntary reductions of the unutilized portion of the revolver are permitted in whole or in part, at the Company's option, in minimum principal amounts specified in the senior credit facility, without premium or penalty, subject to reimbursement of the lenders' redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Voluntary prepayments will (1) generally be allocated among the facilities on a pro rata basis (based on the then outstanding principal amount of the loans under each facility) and (2) within each such facility, be applied to the installments under the amortization schedule within the following 12 months under such facility until eliminated. All remaining amounts of prepayments will be applied pro rata to the remaining amortization payments under such facility. The senior credit facility also provides for customary events of default, including non-payment defaults, covenant defaults and cross-defaults to the Company's other material indebtedness.

The senior credit facility is guaranteed by the Company and by each of its existing domestic subsidiaries and will be guaranteed by all future domestic subsidiaries. The facility is secured by a first priority lien on substantially all, subject to certain exceptions, of the Advance Stores' properties and assets and the properties and assets of its existing domestic subsidiaries and will be secured by the properties and assets of its future domestic subsidiaries.

The senior credit facility contains covenants restricting the ability of the Company and its subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of the Company's business and the business conducted by its subsidiaries and (9) change the holding company status of the Company. The Company is required to comply with financial covenants with respect to a maximum leverage ratio, a minimum interest coverage ratio, a minimum current assets to funded senior debt ratio, a maximum senior leverage ratio and maximum limits on capital expenditures.

During fiscal 2003, the Company completed the redemption of its outstanding senior subordinated notes and senior discount debentures. Incremental facilities were added to fund the redemption in the form of a tranche A-1 term loan facility of $75,000 and tranche C-1 term loan facility of $275,000. In conjunction with this redemption and overall partial repayment of $54,433, the Company wrote-off deferred financing costs. The write-off of these costs combined with the accretion of the discounts and related premiums paid on the repurchase of the senior subordinated notes and senior discount debentures resulted in a loss on extinguishment of debt of $46,887 in the accompanying consolidated statements of operations for the year ended January 3, 2004.

During the remainder of fiscal 2003, the Company repaid $236,089 of its terms loans under the senior credit facility. In conjunction with this partial repayment, the Company wrote-off additional deferred financing costs in the amount of $401, which is classified as a loss on extinguishment of debt in the accompanying consolidated statements of operations for the year ended January 3, 2004. Additionally in December 2003, the Company refinanced the remaining portion of its tranche A, A-1, C and C-1 term loan facilities under the previous senior credit facility by amending and restating the credit facility to add a new $100,000 tranche D term loan facility and $340,000 tranche E term loan facility. The borrowings under the tranche D term loan facility and tranche E term loan facility were used to replace the tranche A, A-1, C and C-1 term loan facilities.

As of December 31, 2005, the Company was in compliance with the covenants of the senior credit facility. Substantially all of the net assets of the Company's subsidiaries are restricted at December 31, 2005.

At December 31, 2005, the aggregate future annual maturities of long-term debt are as follows:

2006	$ 32,760
2007	32,093
2008	63,450
2009	52,771
2010	257,573
Thereafter	153
	$438,800

14. STOCK REPURCHASE PROGRAM:

During the third quarter of fiscal 2005, the Company's Board of Directors authorized a stock repurchase program of up to $300,000 of the Company's common stock plus related expenses. The program, which became effective August 15, 2005, replaced the remaining portion of a $200,000 stock repurchase program authorized by the Company's Board of Directors during fiscal 2004. The program allows the Company to repurchase its common stock on the open market or in privately negotiated transactions from time to time in accordance with the requirements of the Securities and Exchange Commission. During fiscal 2005, the Company repurchased a total of 1,530,675 shares of common stock under the new program, at an aggregate cost of $59,452, or an average price of $38.84 per share, excluding related expenses. At December 31, 2005, 20,800 shares remained unsettled representing $889.

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

During the prior repurchase program, the Company repurchased 7,029,900 shares of common stock at an aggregate cost of $189,160, or an average price of $26.91 per share, excluding related expenses.

During the third quarter of fiscal 2005, the Company also retired 7,121,850 shares of common stock, of which 91,950 shares were repurchased under the $300,000 stock repurchase plan and 7,029,900 shares were repurchased under the prior $200,000 stock repurchase program.

15. INCOME TAXES:

Provision (benefit) for income taxes from continuing operations for fiscal 2005, fiscal 2004 and fiscal 2003 consists of the following:

	Current	Deferred	Total
2005–			
Federal	**$124,978**	**$(1,343)**	**$123,635**
State	**16,430**	**4,133**	**20,563**
	$141,408	**$ 2,790**	**$144,198**
2004–			
Federal	$102,171	$ 1,318	$103,489
State	9,042	5,190	14,232
	$111,213	$ 6,508	$117,721
2003–			
Federal	$ 23,759	$44,820	$ 68,579
State	923	8,922	9,845
	$ 24,682	$53,742	$ 78,424

The provision (benefit) for income taxes from continuing operations differed from the amount computed by applying the federal statutory income tax rate due to:

	2005	2004	2003
Income from continuing operations at statutory U.S. federal income tax rate	**$132,623**	$107,012	$71,298
State income taxes, net of federal income tax benefit	**13,366**	9,251	6,399
Non-deductible interest & other expenses	**(3)**	745	1,263
Valuation allowance	**75**	236	(1,002)
Other, net	**(1,863)**	477	466
	$144,198	$117,721	$78,424

During the years ended January 1, 2005 and January 3, 2004, the Company had a loss from operations of the discontinued Wholesale Dealer Network of $63 and $572, respectively. The Company recorded an income tax benefit of $24 and $220 related to these discontinued operations for the years ended January 1, 2005 and January 3, 2004, respectively.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end, based on enacted tax laws and statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes reflect the net income tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

	December 31, 2005	January 1, 2005
Deferred income tax assets	**$ 42,167**	$ 40,009
Valuation allowance	**(1,104)**	(1,029)
Deferred income tax liabilities	**(113,150)**	(108,277)
Net deferred income tax liabilities	**$ (72,087)**	$ (69,297)

At December 31, 2005 and January 1, 2005, the Company has cumulative net deferred income tax liabilities of $72,087 and $69,297, respectively. The gross deferred income tax assets also include state net operating loss carryforwards, or NOLs, of approximately $1,579 and $3,720, respectively. These NOLs may be used to reduce future taxable income and expire periodically through fiscal year 2024. The Company believes it will realize these tax benefits through a combination of the reversal of temporary differences, projected future taxable income during the NOL carryforward periods and available tax planning strategies. Due to uncertainties related to the realization of certain deferred tax assets for NOLs in various jurisdictions, the Company recorded a valuation allowance of $1,104 as of December 31, 2005 and $1,029 as of January 1, 2005. The amount of deferred income tax assets realizable, however, could change in the near future if estimates of future taxable income are changed.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

	December 31, 2005	January 1, 2005
Current deferred income tax liabilities		
Inventory differences	**$(68,250)**	$(57,127)
Accrued medical and workers compensation	**16,134**	13,701
Accrued expenses not currently deductible for tax	**16,661**	15,194
Net operating loss carryforwards	**326**	2,152
Tax credit carryforwards	**—**	419
Total current deferred income tax assets (liabilities)	**$(35,129)**	$(25,661)
Long-term deferred income tax liabilities		
Property and equipment	**(44,900)**	(52,605)
Postretirement benefit obligation	**6,649**	6,975
Net operating loss carryforwards	**1,253**	1,568
Valuation allowance	**(1,104)**	(1,029)
Other, net	**1,144**	1,455
Total long-term deferred income tax assets (liabilities)	**$(36,958)**	$(43,636)

These amounts are recorded in other current assets, other current liabilities, other assets and other long-term liabilities in the accompanying consolidated balance sheets, as appropriate.

The Company currently has certain years that are open to audit by the Internal Revenue Service. In addition, the Company has certain years that are open for audit by various state and foreign jurisdictions for income taxes and sales, use and excise taxes. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position, results of operations or liquidity.

16. LEASE COMMITMENTS:

The Company leases certain store locations, distribution centers, office space, equipment and vehicles, some of which are with related parties. Initial terms for facility leases are typically 10 to 15 years, followed by additional terms containing renewal options at 5 year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the initial term of the lease unless external economic factors exist such that renewals are reasonably assured, in which case the Company would include the renewal period in its amortization period. In addition to minimum fixed rentals, some leases provide for contingent facility rentals. Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities as defined in the individual lease agreements. Most of the leases provide that the Company pays taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

At December 31, 2005, future minimum lease payments due under non-cancelable operating leases with lease terms ranging from one year through the year 2024 are as follows:

	Other[a]	Related Parties[a]	Total
2006	$ 214,702	$ 2,345	$ 217,047
2007	192,880	2,020	194,900
2008	175,219	1,937	177,156
2009	155,255	1,652	156,907
2010	134,040	1,584	135,624
Thereafter	764,474	2,130	766,604
	$1,636,570	$11,668	$1,648,238

(a) The Other and Related Parties columns include stores closed as a result of the Company's restructuring plans.

At December 31, 2005 and January 1, 2005, future minimum sub-lease income to be received under non-cancelable operating leases is $7,929 and $8,413, respectively.

Net rent expense for fiscal 2005, fiscal 2004 and fiscal 2003 was as follows:

	2005	2004	2003
Minimum facility rentals	**$191,897**	$169,449	$154,461
Contingent facility rentals	**1,334**	1,201	1,395
Equipment rentals	**4,128**	5,128	5,117
Vehicle rentals	**11,316**	6,007	7,104
	208,675	181,785	168,077
Less: Sub-lease income	**(3,665)**	(3,171)	(3,223)
	$205,010	$178,614	$164,854

Rental payments to related parties of approximately $2,925 in fiscal 2005, $3,044 in fiscal 2004 and $3,011 in fiscal 2003 are included in net rent expense for open stores. Rent expense associated with closed locations is included in other selling, general and administrative expenses.

17. INSTALLMENT SALES PROGRAM:

A subsidiary of the Company maintains an in-house finance program, which offers financing to retail customers. Finance charges of $1,763, $2,257 and $3,380 on the installment sales program are included in net sales in the accompanying consolidated statements of operations for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004, respectively. The cost of administering the installment sales program is included in selling, general and administrative expenses.

18. CONTINGENCIES:

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax and legal matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

The Company's Western Auto subsidiary, together with other defendants including automobile manufacturers, automotive parts manufacturers and other retailers, has been named as a defendant in lawsuits alleging injury as a result of exposure to asbestos-containing products. The Company and some of its subsidiaries also have been named as defendants in many of these lawsuits. The plaintiffs have alleged that these products were manufactured, distributed and/or sold by the various defendants. To date, these products have included brake and clutch parts and roofing materials. Many of the cases pending against the Company or its subsidiaries are in the early stages of litigation. The damages claimed against the defendants in some of these proceedings are substantial. Additionally, some of the automotive parts manufacturers named as defendants in these lawsuits have declared bankruptcy, which will limit plaintiffs' ability to recover monetary damages from those defendants. Although the Company diligently defends against these claims, the Company may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's shareholders. The Company believes that most of these claims are at least partially covered by insurance. Based on discovery to date, the Company does not believe the cases currently pending will have a material adverse effect on the Company's operating results, financial position or liquidity. However, if the Company was to incur an adverse verdict in one or more of these claims and was ordered to pay damages that were not covered by insurance, these claims could have a material adverse affect on its operating results, financial position and liquidity. If the number of claims filed against the Company or any of its subsidiaries alleging injury as a result of exposure to asbestos-containing products increases substantially, the costs associated with concluding these claims, including damages resulting from any adverse verdicts, could have a material adverse effect on its operating results, financial position or liquidity in future periods.

The Company is involved in various types of legal proceedings arising from claims of employment discrimination or other types of employment matters as a result of claims by current and former employees. The damages claimed against the Company in some of these proceedings are substantial; however, because of the uncertainty of the outcome of such legal proceedings and because the Company's liability, if any, arising from such legal matters, including the size of any damages awarded if plaintiffs are successful in litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss which may arise. The Company is also involved in various other claims and legal proceedings arising in the normal course of business. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company is self-insured for general and automobile liability, workers' compensation and the health care claims of its Team Members although the Company maintains stop-loss coverage with third-party insurers to limit its total liability exposure. Liabilities associated with these losses are calculated for claims filed and claims incurred but not yet reported at the Company's estimate of their ultimate cost based upon analyses of historical data, demographic and severity factors and periodic valuations provided by third-party actuaries. Management monitors new claims and claim development as well as negative trends related to the claims incurred but not reported in order to assess the adequacy of the Company's insurance reserves. While the Company does not expect the amounts ultimately paid to differ significantly from its estimates, the self-insurance reserves could be affected if future claim experience differs significantly from the historical trends and the actuarial assumptions.

The Company accrues for tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated, based on past experience. The Company's tax contingency reserve is adjusted for changes in circumstances and additional uncertainties, such as significant amendments to existing tax law, both legislated and concluded through the various jurisdictions' tax court systems. The Company had a tax contingency reserve of $7,588 and $7,576 at December 31, 2005 and January 1, 2005, respectively. It is the opinion of the Company's management that the possibility is remote that costs in excess of those reserved for will have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company has entered into employment agreements with certain Team Members that provide severance pay benefits under certain circumstances after a change in control of the Company or upon termination of the Team Member by the Company. The maximum contingent liability under these employment agreements is approximately $1,617 and $2,491 at December 31, 2005 and January 1, 2005, respectively, of which nothing has been accrued.

19. BENEFIT PLANS:

401(k) Plan

The Company maintains a defined contribution Team Member benefit plan, which covers substantially all Team Members after one year of service and have attained the age of twenty-one. The plan allows for Team Member salary deferrals, which are matched at the Company's discretion. Company contributions were $6,779, $6,752 and $6,398 in fiscal 2005, fiscal 2004, and fiscal 2003, respectively.

The Company also maintains a profit sharing plan covering Western Team Members that was frozen prior to the Western Merger on November 2, 1998. This plan covered all full-time Team Members who had completed one year of service and had attained the age of twenty-one.

Deferred Compensation

During third quarter of fiscal 2003, the Company established an unqualified deferred compensation plan for certain Team Members. The Company has accounted for the unqualified deferred compensation plan in accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." The liability related to the former Discount deferred compensation plan, which was terminated in May 2002, was merged into the new plan. This plan provides for a minimum and maximum deferral percentage of the Team Member base salary and bonus, as determined by the Retirement Plan Committee. The Company establishes and maintains a deferred compensation liability for this plan. The Company funds this liability by remitting the Team Member's deferrals to a Rabbi Trust where these deferrals are invested in certain life insurance contracts. Accordingly, any change in the cash surrender value on these contracts, which are held in the Rabbi Trust to fund the deferred compensation liability, is recognized in the Company's consolidated statement of operations. At December 31, 2005 and January 1, 2005 these liabilities were $2,693 and $1,840, respectively.

The Company maintains an unfunded deferred compensation plan established for certain key Team Members of Western prior to the fiscal 1998 Western merger. The Company assumed the plan liability of $15,253 through the Western merger. The plan was frozen at the date of the Western merger. As of December 31, 2005 and January 1, 2005, $1,321 and $1,598, respectively, was accrued for these plans with the current portion included in accrued expenses and the long-term portion in other long-term liabilities in the accompanying consolidated balance sheets.

Postretirement Plan

The Company provides certain health care and life insurance benefits for eligible retired Team Members through a postretirement plan, or the Plan. These benefits are subject to deductibles, co-payment provisions and other limitations. The Plan has no assets and is funded on a cash basis as benefits are paid. During the second quarter of fiscal 2004, the Company amended the Plan to exclude outpatient prescription drug benefits to Medicare eligible retirees effective January 1, 2006. Due to this negative plan amendment, the Company's accumulated postretirement benefit obligation was reduced by $7,557, resulting in an unrecognized negative prior service cost in the same amount. The unrecognized negative prior service cost is being amortized over the 13-year estimated remaining life expectancy of the plan participants as allowed under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions."

Other financial information related to the plans was determined by the Company's independent actuaries. The measurement date used by the actuaries was October 31 of each fiscal year. The following provides a reconciliation of the accrued benefit

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

obligation included in other long-term liabilities in the accompanying consolidated balance sheets, recorded and the funded status of the plan as of December 31, 2005 and January 1, 2005:

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of the year	**$ 14,625**	$ 22,750
Service cost	**—**	2
Interest cost	**802**	1,004
Benefits paid	**(1,513)**	(1,239)
Plan amendment	**—**	(7,557)
Actuarial gain	**(203)**	(335)
Benefit obligation at end of the year	**13,711**	14,625
Change in plan assets:		
Fair value of plan assets at beginning of the year	**—**	—
Employer contributions	**1,513**	1,239
Participant contributions	**2,336**	2,485
Benefits paid	**(3,849)**	(3,724)
Fair value of plan assets at end of year	**—**	—
Reconciliation of funded status:		
Funded status	**(13,711)**	(14,625)
Unrecognized transition obligation	**—**	—
Unrecognized prior service cost	**(6,531)**	(7,112)
Unrecognized actuarial loss	**3,929**	4,371
Accrued postretirement benefit cost	**$(16,313)**	$(17,366)

Net periodic postretirement benefit cost is as follows:

	2005	2004	2003
Service cost	**$ —**	$ 2	$ 5
Interest cost	**802**	1,004	1,485
Amortization of the transition obligation	**—**	—	1
Amortization of the prior service cost	**(581)**	(436)	—
Amortization of recognized net losses	**239**	250	146
	$ 460	$ 820	$1,637

The health care cost trend rate was assumed to be 12.5% for 2006, 11.5% for 2007, 10.0% for 2008, 9.5% for 2009, 8.5% for 2010, 8.0% for 2011 and 5.0% to 7.0% for 2012 and thereafter. If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $472 as of December 31, 2005. The effect of this change on the combined service and interest cost would have been an increase of $72 for 2005. If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $450 as of December 31, 2005. The effect of this change on the combined service and interest cost would have been a decrease of $76 for 2005.

The postretirement benefit obligation and net periodic postretirement benefit cost was computed using the following weighted average discount rates as determined by the Company's actuaries for each applicable year:

	2005	2004
Postretirement benefit obligation	**5.50%**	5.75%
Net periodic postretirement benefit cost	**5.75%**	6.25%

The Company expects plan contributions to completely offset benefits paid. The following table summarizes the Company's expected benefit payments (net of retiree contributions) to be paid for each of the following fiscal years:

	Amount
2006	$1,033
2007	1,163
2008	1,209
2009	1,268
2010	1,283
2011–2015	6,174

The Company reserves the right to change or terminate the benefits or contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation, annual expense and projected benefit payments.

20. STOCK-BASED COMPENSATION:

During fiscal 2004, the Company established the Advance Auto Parts, Inc. 2004 Long-Term Incentive Plan, or the LTIP. The LTIP was created to enable the Company to continue to attract and retain Team Members of exceptional managerial talent upon whom, in large measure, its sustained progress, growth and profitability depends. The LTIP replaces the Company's previous senior executive stock option plan and executive stock option plan. The stock options that remained available for future grant under these predecessor plans became available under the LTIP and thus, no stock options will be available for grant under those plans. The stock options authorized to be granted are non-qualified stock options and terminate on the seventh anniversary of the grant date. Additionally, the stock options vest over a three-year period in equal installments beginning on the first anniversary grant date.

In addition to stock options, the Company also has the ability to offer additional types of equity incentives as allowed under the LTIP. Accordingly, during fiscal 2004, the Company created the Advance Auto Parts, Inc. Deferred Stock Unit Plan for Non-Employee Directors and Selected Executives, or the DSU Plan. The DSU Plan provides for the annual grant of deferred stock units, or DSUs, to the Company's Board of Directors as allowed under the LTIP. Each DSU is equivalent to one share of common stock of the Company. The DSUs are immediately vested upon issuance but are held on behalf of the director until he or she ceases to be a director. The DSUs are then distributed to the director following his or her last date of service.

The Company granted six and nine DSUs in fiscal years 2005 and 2004, respectively at a weighted average fair value of $39.65 and $27.71, respectively. For fiscal years 2005 and 2004, respectively, the Company recognized a total of $237 and $494, on a pre-tax basis, in compensation expense related to these DSU grants. Additionally, the DSU Plan provides for the deferral of compensation as earned in the form of an annual retainer for board members and wages for certain highly compensated employees of the Company. These deferred stock units are payable to the participants at a future date or over a specified time period as elected by the participants in accordance with the DSU Plan.

Shares authorized for grant under the LTIP are 8,620 at December 31, 2005 and January 1, 2005. Subsequent to December 31, 2005, the Company granted 2,049 stock options at an exercise price of $40.45.

Total option activity for the last three fiscal years was as follows:

	2005		2004		2003	
Plan	**Number of Shares**	**Weighted-Average Exercise Price**	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Fixed Price Options						
Outstanding at beginning of year	**6,840**	**$15.77**	8,117	$10.03	8,304	$ 8.75
Granted	**2,237**	**34.01**	2,028	26.08	1,878	14.52
Exercised	**(2,727)**	**10.53**	(2,914)	7.03	(1,901)	8.59
Forfeited	**(158)**	**24.15**	(391)	14.93	(164)	14.11
Outstanding at end of year	**6,192**	**$24.46**	6,840	$15.77	8,117	$10.03
Other Options						
Outstanding at beginning of year	—	$ —	—	$ —	1,500	$ 6.00
Exercised	—	—	—	—	(1,500)	6.00
Outstanding at end of year	—	$ —	—	$ —	—	$ —

For each of the Company's option grants during fiscal years 2005, 2004 and 2003, the Company granted options at prices consistent with the market price of its stock on each respective grant date. Information related to the Company's options by range of exercise prices is as follows:

	Number of Shares Outstanding	Weighted-Average Exercise Price of Outstanding Shares	Weighted-Average Remaining Contractual Life of Outstanding Shares (in years)	Number of Shares Exercisable	Weighted Price of Exercise Price of Exercisable Shares
$ 5.61–$13.46	1,267	$12.17	3.7	814	$11.46
$14.00–$25.94	1,140	17.12	3.8	977	15.99
$26.21–$29.12	1,588	26.29	5.0	461	26.31
$30.05–$33.37	1,883	33.37	6.1	—	31.49
$33.57–$42.10	314	38.17	6.2	14	39.46
	6,192	$24.46	4.9	2,266	$16.52

As permitted under SFAS No. 123, the Company accounts for its stock options using the intrinsic value method prescribed in APB Opinion No. 25. Under APB Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the measurement date over the exercise price. Accordingly, the Company has not recognized compensation expense on the issuance of its stock options because the exercise price equaled the fair market value of the underlying stock on the grant date. No compensation expense was required for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004.

The Company maintains an employee stock purchase plan, which qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code of 1986, as amended. In May 2002 the Company registered 2,100 shares with the Securities and Exchange Commission to be issued under the plan. Through 2005 all eligible Team Members could elect to have a portion of compensation paid in the form of Company stock in lieu of cash calculated at 85% of fair market value at the beginning or end of the quarterly purchase period. As a result of the non-compensatory nature of this plan, the Company has not recognized compensation expense under APB No. 25. However, the Company has recognized the value of its stock issued under the plan as non-cash compensation in selling, general and administrative expenses of the accompanying consolidated statements of operations.

There are annual limitations on Team Member elections of either $25 per Team Member or 10% of compensation, whichever is less. Under the plan, Team Members acquired 110, 177 and 220 shares in fiscal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the Years Ended December 31, 2005, January 1, 2005 and January 3, 2004 (in thousands, except per share data)

years 2005, 2004 and 2003, respectively. At December 31, 2005, there were 1,551 shares available to be issued under the plan. Effective January 1, 2006, the plan was amended such that eligible Team Members may purchase common stock at 95% of fair market value.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amount of cash and cash equivalents, receivables, bank overdrafts, accounts payable, borrowings secured by receivables and current portion of long-term debt approximates fair value because of the short maturity of those instruments. The carrying amount for variable rate long-term debt approximates fair value for similar issues available to the Company. The Company's interest rate swaps are presented at fair value as stated in its accounting policy on hedge activities (Note 2).

22. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table summarizes quarterly financial data for fiscal years 2005 and 2004:

2005	**First**	**Second**	**Third**	**Fourth**
	(16 weeks)	*(12 weeks)*	*(12 weeks)*	*(12 weeks)*
Net sales	**$1,258,364**	**$1,023,146**	**$1,019,736**	**$963,725**
Gross profit	**600,931**	**482,050**	**481,415**	**450,082**
Income from continuing operations	**68,647**	**65,929**	**60,793**	**39,356**
Net income	**68,647**	**65,929**	**60,793**	**39,356**
Basic earning per share[2]	**0.64**	**0.61**	**0.56**	**0.36**
Diluted earnings per share[2]	**0.63**	**0.60**	**0.55**	**0.36**

2004[1]	First	Second	Third	Fourth
	(16 weeks)	*(12 weeks)*	*(12 weeks)*	*(12 weeks)*
Net sales	$1,122,918	$908,412	$890,161	$848,806
Gross profit	520,898	422,302	416,515	393,656
Income from continuing operations	51,343	53,229	51,399	32,056
(Loss) income on discontinued operations	(52)	6	(6)	13
Net income	51,291	53,235	51,393	32,069
Basic earnings per share[2]	0.46	0.47	0.46	0.29
Diluted earnings per share[2]	0.45	0.47	0.45	0.29

Note: Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

(1) The results of operations for the four quarters of fiscal 2004 reflect the reclassification of the wholesale operating results as discontinued operations.

(2) Amounts reflect the effect of a 3-for-2 stock split of the Company's common stock distributed on September 23, 2005.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Advance Auto Parts, Inc. and subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of December 31, 2005, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management excluded from their assessment the internal control over financial reporting at Autopart International, Inc., which was acquired on September 14, 2005 and whose financial statements reflect total assets and revenues constituting four and one percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2005 is effective. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm who audited the Company's consolidated financial statements, has issued a report on management's assessment of the Company's internal control over financial reporting as of December 31, 2005 which is included on page 61 herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and Subsidiaries
Roanoke, Virginia

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. and subsidiaries (the Company) as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

McLean, Virginia
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc. and Subsidiaries
Roanoke, Virginia

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Advance Auto Parts, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Autopart International, Inc., which was acquired on September 14, 2005 and whose financial statements reflect total assets and revenues constituting four and one percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting at Autopart International, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advance Auto Parts, Inc. and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 14, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

McLean, Virginia
March 14, 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and related financial information presented in this Annual Report have been prepared with integrity, consistency and objectivity and are the responsibility of the management of Advance Auto Parts, Inc. (the Company). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include certain amounts based on management's best estimates and judgments.

The Company's consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion as to whether such consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with members of management, internal audit and the Company's independent registered public accounting firm to discuss accounting, auditing, control and other financial reporting matters. The committee is responsible for the oversight of the Company's internal audit department and independent registered public accounting firm.

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, in its Form 10-K filed on March 16, 2006 with the Securities and Exchange Commission. In addition, the Company's Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

Michael N. Coppola
President and Chief Executive Officer

Michael O. Moore
Executive Vice President, Chief Financial Officer

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "AAP." The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the NYSE.

	High	Low
Fiscal Year Ended December 31, 2005		
Fourth Quarter	**$44.88**	**$35.40**
Third Quarter	**$47.73**	**$37.45**
Second Quarter	**$44.17**	**$34.10**
First Quarter	**$35.10**	**$28.13**
Fiscal Year Ended January 1, 2005		
Fourth Quarter	$29.17	$22.28
Third Quarter	$25.29	$22.01
Second Quarter	$30.78	$24.83
First Quarter	$29.61	$25.45

The closing price of our common stock on March 13, 2006 was $41.19. The table gives effect to our 3-for-2 stock split effectuated in the form of a 50% stock dividend distributed on September 23, 2005, as trading began on a post-split basis on September 26, 2005. At March 13, 2006, there were 424 holders of record of our common stock.

We have not declared or paid cash dividends on our common stock in the last two years. On February 15, 2006, our Board of Directors declared a quarterly cash dividend, the first in our history. We plan to pay the first quarterly dividend of $0.06 per share on April 7, 2006 to stockholders of record as of March 24, 2006. Our amended senior credit facility contains restrictions on the amount of cash dividends or other distributions we may declare and pay on our capital stock. Such restrictions will not have a material impact on our ability to pay this dividend for the foreseeable future. Any payments of dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our amended senior credit facility, or other agreements, and other factors deemed relevant by our Board of Directors.

The following table sets forth information with respect to repurchases of our common stock for the quarter ended December 31, 2005 (amounts in thousands, except per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs(1)(2)
October 9, 2005 to November 5, 2005	734	$37.13	734	$253,201
November 6, 2005 to December 3, 2005	199	40.66	199	245,103
December 4, 2005 to December 31, 2005	106	42.80	106	240,548
Total	1,039	$38.84	1,039	$240,548

(1) All of the above repurchases were made on the open market at prevailing market rates plus related expenses under our stock repurchase program, which was authorized by our Board of Directors and publicly announced on August 10, 2005, for a maximum of $300 million in common stock.

(2) The maximum dollar value yet to be purchased under our stock repurchase program excludes related expenses paid on previous purchases or anticipated expenses on future purchases.

SEC FORM 10-K

Stockholders may obtain free of charge a copy of the Company's Annual Report on 10-K as filed with the Securities and Exchange Commission by writing to the Investor Relations Department, P.O. Box 2710, Roanoke, Virginia 24001 or by accessing the Company's web site at **www.AdvanceAutoParts.com**.

BOARD OF DIRECTORS AND COMMITTEE MEMBERSHIP

John C. Brouillard (1, 2)
Retired Chief Administrative and Financial Officer, H.E. Butt Grocery Company

Lawrence P. Castellani (3)
Chairman of the Board and Retired Chief Executive Officer, Advance Auto Parts, Inc.

Michael N. Coppola
President and Chief Executive Officer, Advance Auto Parts, Inc.

Darren R. Jackson (1, 3)
Executive Vice President—Finance and Chief Financial Officer, Best Buy Co., Inc.

William S. Oglesby (3*, 4)
Senior Managing Director, The Blackstone Group, L.P.

Gilbert T. Ray (2, 4*)
Retired Partner, O'Melveny & Myers, LLP

Carlos A. Saladrigas (1*)
Chairman, Premier American Bank

William L. Salter (2, 4, 5)
Retired President of the Specialty Retail Division, Sears, Roebuck and Co.

Francesca M. Spinelli (2*)
Senior Vice President, People, PetSmart, Inc.

COMMITTEE MEMBERSHIP

1 – Audit Committee
2 – Compensation Committee
3 – Finance Committee
4 – Nominating and Corporate Governance Committee
5 – Lead Director
*Chair

EXECUTIVE TEAM

Michael N. Coppola†
President and Chief Executive Officer

Paul W. Klasing†
Executive Vice President, Stores

Michael O. Moore†
Executive Vice President, Chief Financial Officer

David B. Mueller†
Executive Vice President, Merchandising and Marketing

Elwyn G. Murray III†
Executive Vice President, Administration

Jimmie L. Wade†
Executive Vice President, Business Development

Keith A. Oreson†
Senior Vice President, Human Resources

Roger Patkin
President and Chief Executive Officer Autopart International, Inc.

SENIOR LEADERSHIP TEAM

Ralph Castanza
Senior Vice President, Store Operations—Northeast

Ricardo S. Coro
Senior Vice President, Information Technology and Chief Information Officer

Gregory E. Haan
Senior Vice President, Merchandising/Parts Department

Jill A. Livesay
Senior Vice President, Controller

Donald L. Lockard, Jr.
Senior Vice President, Store Operations—West

Eric M. Margolin†
Senior Vice President, General Counsel and Secretary

C. Roy Martin
Senior Vice President, Logistics and Replenishment

Geoffrey R. McCarty
Senior Vice President, Advertising

D. Scott Miller
Senior Vice President, Real Estate

Kurt R. Schumacher
Senior Vice President, Store Operations—Florida

Joe H. Vaughn, Jr.
Senior Vice President, Operations Support
(Resigned effective March 17, 2006)

Kenneth A. Wirth, Jr.
Senior Vice President, Store Operations—Southeast



† Executive Officers


1
2
3
4
5
6
7
8
9

Your Board of Directors: left to right; Carlos Saladrigas(1); Darren Jackson(2); William Oglesby(3); William Salter(4); Mike Coppola(5); Gilbert Ray(6); John Brouillard(7); Larry Castellani(8); Francesca Spinelli(9)



STOCKHOLDER INFORMATION

Corporate Offices:
5673 Airport Road
Roanoke, Virginia 24012
(540) 362-4911

Internet Site:
www.AdvanceAutoParts.com

Annual Meeting:
May 17, 2006 at 8:30 a.m. (EDT)
The Hotel Roanoke and Conference Center
110 Shenandoah Avenue, NW
Roanoke, Virginia 24016

Registrar and Transfer Agent:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(866) 865-6327

TDD for Hearing-Impaired	(800) 231-5469
Foreign Stockholders	(201) 680-6578
TDD Foreign Stockholders	(201) 680-6810
Internet site	www.melloninvestor.com/isd

Common Stock:

Ticker Symbol	AAP
Listing	New York Stock Exchange

Independent Registered Public Accounting Firm:
Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102


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